                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K

            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                For the fiscal year ended December 30, 2005
                             -----------------

                                    OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from        to
                            --------  --------

                       Commission file number   1-87
                                ----------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EASTMAN KODAK EMPLOYEES'
                        SAVINGS AND INVESTMENT PLAN


    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           EASTMAN KODAK COMPANY
                             343 STATE STREET
                         ROCHESTER, NEW YORK 14650

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
           INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT
                             DECEMBER 30, 2005


(a)  Financial Statements*                                      Page No.

     Report of Independent Registered Public Accounting Firm         3
     Statements of Net Assets Available for Benefits                 4
     Statements of Changes in Net Assets Available
       for Benefits                                                  5
     Notes to Financial Statements                                6-11

(b)  Schedule*

       I.  Schedule of Assets (Held at End of Year)              12-55

(c)  Signature                                                      56

(d)  Exhibit

     (23.1) Consent of Independent Registered Public
             Accounting Firm


     * Prepared in accordance with the filing requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Other Schedules required by Section 2520.103-10 of the United States Department Of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Savings and Investment
Plan Committee and the Participants of
Eastman Kodak Employees' Savings
and Investment Plan


We have audited the accompanying statements of net assets available for benefits of Eastman Kodak Employees' Savings and Investment Plan
(the Plan) as of December 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eastman Kodak Employees' Savings and Investment Plan as of
December 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S.
generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,


/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
May 31, 2006

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              (in thousands)
                                                        December 30,
                                                   ---------------------
                                                   2005             2004
                                                   ----             ----
ASSETS
Investments at Fair Value:
     Eastman Kodak Company Common Stock         $   70,002       $  112,430
     Other Common and Preferred Stocks             295,728          313,812
     Mutual Funds                                1,262,954        1,103,035
     Interest in Common/Collective
       Trusts (Pooled) Funds                       401,824          434,037
     U.S. Government Securities                        495              497
     Loans to Participants                          45,647           52,968

Investments at Contract Value:
     Group Annuity and Other Investment
      Contract                                   4,761,741        4,504,365

Other Assets:
     Cash - Non Interest Bearing                         -              149
     Dividends and Interest Receivable                 297              275
     Employer Contributions Receivable               1,262            1,267
     Participants' Contributions Receivable          2,614            2,649
     Receivables for Securities Sold                 1,292            1,048
     Other Receivables                                 107              152
                                                ----------       ----------
     Total Assets                                6,843,963        6,526,684
                                                ----------       ----------

LIABILITIES
Payables for Securities Purchased                      887            2,075
Payable to T. Rowe Price                             1,682              723
Accrued Expenses                                       392              406
Accounts Payable                                        19              132
                                                ----------       ----------
     Total Liabilities                               2,980            3,336
                                                ----------       ----------

     Net Assets Available for Benefits          $6,840,983       $6,523,348
                                                ==========       ==========






             (See accompanying notes to financial statements)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              (in thousands)
                                     For the fiscal year ended December 30,
                                     --------------------------------------
                                                   2005             2004
                                                   ----             ----
ADDITIONS TO NET ASSETS:
Dividends on Eastman Kodak
  Company Common Stock                          $    1,526       $    1,676
Other Dividends                                     24,471           15,202
Interest                                           279,105          279,812

Net Realized and Unrealized
  Gains from Investments                            97,807          232,123

Employer Contributions                              13,238           14,701
Participants' Contributions                        352,943          321,206
                                                ----------       ----------
     Total Additions                               769,090          864,720
                                                ----------       ----------

DEDUCTIONS FROM NET ASSETS:
Distributions to Participants                     (447,764)        (440,039)
Administrative Expenses                             (3,691)          (5,124)
                                                ----------       ----------
     Total Deductions                             (451,455)        (445,163)
                                                ----------       ----------

Increase in Net Assets                             317,635          419,557

Net Assets Available for Benefits
  at Beginning of Year                           6,523,348        6,103,791
                                                ----------       ----------
Net Assets Available for Benefits
  at End of Year                                $6,840,983       $6,523,348
                                                ==========       ==========






             (See accompanying notes to financial statements)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 30, 2005 AND 2004

NOTE 1: DESCRIPTION OF PLAN

General

The Eastman Kodak Employees' Savings and Investment Plan (the Plan or
SIP) is a defined contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain subsidiaries operating in the United States (Kodak or the Company). The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974.

Regular full-time, regular part-time, supplementary or conditional employees of Kodak are eligible to participate in the Plan. Kodak
Ambassadors, co-ops and special program employees are not eligible to participate in the Plan.

The Plan is administered by the Savings and Investment Plan Committee (SIPCO), which is the Plan Administrator and named fiduciary. The Trust is administered by Mellon Financial Corporation (Mellon or the Plan Trustee).

Plan participants are able to direct the investment of their Plan holdings (employer and employee) into various investment options offered under the Plan on a daily basis. The investment options consist of thirty-six funds comprised of common and preferred stocks, corporate bonds, mutual funds, common/collective trusts (pooled) funds, group annuity and other investment contracts, and U.S. government securities.

Administrative Expenses

The Plan provides for the payment of certain administrative expenses by the Trust, including fees for investment advisors, the record keeper, the Plan Trustee, attorneys and accountants. The record keeper is T. Rowe Price Retirement Plan Services, Inc.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of qualifying compensation as defined in the Plan. The maximum deferral for Plan years 2005 and 2004 was limited to 75% of the aggregate of qualifying compensation and wage dividend, but not more than the statutory limit. Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan. All contributions to the Plan are immediately vested. Mellon invests participant and employer contributions to the Plan into the investment funds, as directed by the participant. Participants are eligible to make transfers between investment funds on a daily basis. Company match funds cannot be used for loans or hardship withdrawals.

Loans

The Plan Administrator may grant a loan to a participant provided that the aggregate of the participant's outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant's account excluding any Company match funds. A new loan must be at least $1,000 and repaid over a period not to exceed five years from the date of the loan. In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator. Interest is charged at the lesser of the maximum legal rate or the prime rate. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.00% to 9.5% in 2005 and 2004, which are commensurate with local prevailing rates as determined by the Plan Administrator.

Distributions

Distributions from the Plan are made under the following circumstances:

   1. The Plan Administrator, or its designee makes approval of hardship withdrawals. Hardship withdrawals will only be granted a) in order to meet obligations relating to the payment of substantial out-of-pocket medical (or dental) bills for the participant, the participant's spouse or any of the participant's dependents,
      b) for the purchase or construction of a primary residence,
      c) for tuition, room and board or other post-secondary educational expenses, or d) for payments to prevent eviction/foreclosure.

   2. Upon attaining age 59 1/2, a participant may elect to receive a lump sum cash distribution from the Plan while still actively employed.

   3. Upon separation from service for any reason except death, the full value of a participant's account is distributed as a lump sum if the account balance is less than a certain amount as defined in the Plan and the participant is not retirement eligible. Otherwise, the full value of the account is distributed when and as designated by the participant in a lump sum payment, or in monthly or annual installments. If the participant does not make an appropriate designation, the account is paid in a lump sum cash payment in February following the year the participant turns age 65.

   4. In the event of death, the value of a participant's account is paid in a lump sum to a designated beneficiary, if any, or to the decedent's estate, except if there is a surviving spouse, then the entire sum will be paid to such spouse unless the spouse consents to the beneficiary designation of the participant.

   5. The Plan Trustee is authorized to honor "qualified domestic relations orders" issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, if applicable, and an allocation of Plan earnings, and charged with the participant's withdrawals and with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan Termination

While Kodak expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time. In the event that contributions to the Plan are discontinued, the Plan Trustee will continue to administer the Trust. In the event of the termination of the Trust as a result of or incident to termination of the Plan, the participants will be paid in accordance with the provisions of the Plan and ERISA.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan's financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Investment Valuation and Income Recognition

The group annuity and other investment contracts are included in the financial statements at contract value because they are fully benefit responsive. In aggregate, the recorded value of the group annuity and other investment contracts approximates their fair value. Interest rates on these contracts remain fixed and are not reset until a contract matures, or as required under the contract. There is no minimum crediting interest rates under the terms of the contracts. Effective annual yields on these contracts ranged between 4.92% and 8.15% in 2005 and 3.72% and 8.39% in 2004, depending on the date of the contribution, transfer or rollover. The blended rate of return on the Fixed Income Fund was approximately 6.09% in 2005 and 6.30% in 2004.

Interest in common/collective trusts (pooled) funds reflects fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30. Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time. Loans to participants are valued at cost, which approximates fair value.

Investments in futures contracts have daily variation margin payments that are made to or received from the counterparty for changes in the market value of futures contracts and are recorded as realized gains and losses. Accordingly, there is no net value for these investments. The Plan's investment in futures contracts was not material during 2005 or 2004.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could have a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

In the normal course of business, the Plan enters into agreements that contain a variety of representations and warranties, which provide general indemnifications. The Plan's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Plan that have not yet occurred. However, based on experience, the Plan expects the risk of loss to be remote.

NOTE 3: INVESTMENTS

The Plan Trustee is not required to furnish a bond in connection with the custody of investments or other assets of the Plan.

The Plan Trustee is authorized to keep any portion of any of the foregoing funds in cash or liquid investments, as it may deem advisable.

The Plan Trustee reinvests all dividends, interest or gains derived from investments in each Fund in the respective Fund.

NOTE 4: NET REALIZED AND UNREALIZED GAINS (LOSSES) FROM INVESTMENTS

Net realized and unrealized gains / (losses) from investments for the fiscal year ended on December 30 are:
                                            Net Realized and Unrealized
                                                   Gains/(Losses)
                                                 from Investments
                                                  (in thousands)
                                            ---------------------------
                                               2005             2004

Eastman Kodak Company Common Stock          $  (29,272)      $   26,456
Other Common and Preferred Stocks               16,509           33,694
Mutual funds                                    89,122          125,471
Interest in Common/Collective Trusts
 (Pooled) Funds                                 21,448           43,213
Pre-mixed Portfolio of Other Funds                   -            3,289
                                            ----------        ---------
                                            $   97,807       $  232,123
                                            ==========       ==========

NOTE 5: SIGNIFICANT INVESTMENTS

The following table represents investments having a value equal to or greater than 5% of net assets at December 30, 2005 and 2004:

(in thousands)
                        Maturity    Interest                   Current
    Investment            Date        Rate                      Value
    ----------          ----------  --------                   --------

       2005

John Hancock Mutual
  Life Ins. GAC #15187  04/01/2011     6.79%                 $  352,690

Principal Mutual Life
  Ins. #4-20445-2       11/15/2007     7.70%                    439,206
                                                             ----------
  TOTAL                                                      $  791,896
                                                             ==========
       2004

John Hancock Mutual
  Life Ins. GAC #15187  04/01/2011     6.79%                 $  330,265

Principal Mutual Life
  Ins. #4-20445-2       11/15/2007     7.70%                    611,671
                                                             ----------
  TOTAL                                                      $  941,936
                                                             ==========

NOTE 6: FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving such letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7: RELATED PARTY TRANSACTIONS

During 2005 and 2004, certain Plan investments were shares of mutual funds managed by T. Rowe Price. T. Rowe Price Retirement Plan Services, Inc. has been the record keeper since January 1, 2002; therefore, these transactions constitute related party transactions. Fees paid by the Plan to T. Rowe Price for management services amounted to $1,592,994 and $2,178,638 for the fiscal years ended December 30, 2005 and 2004, respectively.

The Kodak Stock Fund, the SIP Smaller Stock Fund, and the Fixed Income Fund hold small amounts of cash invested in short-term investments. Mellon Trust, the parent of the Plan Trustee, manages these short-term investments; therefore, these transactions constitute related party transactions.

The Kodak Stock Fund is not actively managed, but Mellon buys, sells and holds the assets for this fund including the cash that is necessary to maintain liquidity. During the years ended December 30, 2005 and 2004, the Plan purchased shares in the Fund in the amount of $6,757,910 and $11,009,627, sold shares in the Fund in the amount of $19,336,937 and $29,634,400, and had net appreciation/(depreciation) in the Fund in the amount of $(29,271,889) and $26,456,658, respectively. The total value of the Plan's investment in the Fund was $73,792,558 and $117,094,457 at December 30, 2005 and 2004, respectively.

NOTE 8: SUBSEQUENT EVENT

Effective April 3, 2006, the Plan changed the investment options available to the participants. The Plan added the following tier one investment options: T.Rowe Price Retirement 2005, T.Rowe Price Retirement 2015, T.Rowe Price Retirement 2025, T.Rowe Price Retirement 2035, and T.Rowe Price Retirement 2045. The Plan also eliminated the Plan's tier three funds, which were the following investment options:
PIMCO Opportunity Fund, American Century Emerging Markets Fund, Artisan International Fund, Batterymarch Small Cap Equity Fund, Cohen & Steers Realty Fund, Fidelity Growth & Income Fund, Fidelity Puritan Fund, First Eagle Fund of America, Growth Fund of America, Hotchkis & Wiley Mid-Cap Value Fund, MFS International Discovery Fund, Morgan Stanley Institutional International Equity Fund, PIMCO Total Return Fund, Salomon Brothers Institutional High Yield Fund, SIP Managed International Stock Fund, Skyline Special Equities Fund, T.Rowe Price Blue Chip Growth Fund, T.Rowe Price Equity Income Fund, T.Rowe Price New Era Fund, T.Rowe Price Science & Technology Fund, T.Rowe Price Small Cap Value Fund, Templeton Developing Markets Fund, and Turner Midcap Growth Fund. These funds are being replaced by a brokerage window that allows participants to invest in a variety of mutual funds. On December 28, 2006, any participant who has a balance remaining in a tier three fund will have their balance transferred to a T.Rowe Price Retirement Fund whose target date is closest to the year they reach age
65. Participants who had contributions being directed to a tier three fund will have their contributions directed to a T.Rowe Price Retirement Fund whose target date is closest to the year they reach age 65, effective April 4, 2006, unless they specify otherwise.

                                                                 Schedule I

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------

                             FIXED INCOME FUND
Group Annuity Contracts:
  The Prudential Life Insurance
    Co of America                 01/02/06-10/02/06   7.83%-7.97%    $191,440
  New York Life Insurance Co      01/01/07-10/01/07   7.15%-8.15%     303,627
  Principal Mutual Life
   Insurance Co.                  08/15/07-11/01/08   6.31%-7.70%     606,847
  John Hancock Mutual Life
   Insurance Co                   03/31/08-04/01/11   6.42%-6.79%     461,195
  Monumental Life Insurance Co        02/15/07           5.72%         40,859
  Metropolitan Life Insurance Co      01/15/08           7.34%        234,118
  Travelers Insurance Company         07/01/10           7.60%        116,895
                                                                   ----------
     Total                                                         $1,954,981
                                                                   ==========

Investment Contract
  NISA/AEGON (Wrapper)                                   4.92%     $   56,423

  U.S. Government Securities:
  Federal Home LN BKS Cons BDS    05/11/07-09/12/08   4.25%-4.50%       1,511
  Federal Home LN BKS #TR 00167       02/23/07           3.375%         4,236
  Federal Home LN MTG Corp Debs       06/15/11           6.00%          2,035
  Federal Home LN MTG Corp MTN    04/02/07-11/23/35   3.375%-5.625%    15,996
  Federal NATL MTG Assn           04/15/07-05/15/11   5.25%-6.00%      10,842
  Federal NATL MTG Assn 00493         06/08/09           4.20%            427
  Federal NATL MTG Assn Debs      05/15/08-09/15/09   6.00%-6.625%      3,779
  Federal NATL MTG Assn MTN       01/26/07-01/18/08   3.31%-3.80%       1,382
  FHLMC Multi-Class CTFS              10/15/25           5.00%          1,956
  FHLMC Multi-Class CTFS 2934NA       04/15/24           5.00%          3,007
  FHLMC Multi-Class CTFS 2940NA       11/15/23           5.00%          2,146
  FHLMC Multi-Class CTFS 3002NA       03/15/26           5.00%          2,551
  FHLMC Multi-Class CTFS 3029PA       02/15/20           5.00%          3,534
  FHLMC Multi-Class CTFS 3074BC       10/15/35           5.00%          1,569
  FHLMC Multi-Class MTG               10/15/23           5.00%          2,078
  FHLMC Multi-Class MTG 3037 NA       03/15/25           5.00%          2,585
  FNMA GTG REMIC P/T                  03/25/25           5.00%          1,796
  FNMA GTD REMIC P/T 05-29 QA         02/25/25           5.00%          2,648
  U.S. Treasury Bill                  01/26/06           0.00%         20,414
  U.S. Treasury Bonds             02/15/15-02/15/31   5.375%-11.25%   104,867
  U.S. Treasury Notes             08/31/06-11/15/15   2.375%-6.500%   510,362
  U.S. Treasury Inflation Index       07/15/15           1.875%        17,175

  Corporate Debt Instruments:
  Ace Ltd SR NT                       04/01/07           6.000%           456
  AEP Tex Cent Co SR NT Ser A         02/15/13           5.500%         1,348
  AEP Tex North Co SR NT              03/01/13           5.500%           304
  AIG SUNAMERICA Global NT 144A       05/10/11           6.300%         3,230
  Alabama PWR Co SR NT Ser X          05/01/08           3.125%         1,096
  Alcan Inc.                          09/15/12           4.875%         1,762

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest       Current
          Description                 Dates             Rates          Value
          -----------                --------          --------      ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Alcan Inc NT                        12/15/33           6.125%         1,996
  Alcoa Inc NT 2013                   01/15/13           5.375%         2,137
  Alcoa Inc SR NT                     01/15/12           6.000%         2,094
  Alful Corp SR NT 144A               08/10/10           5.000%         3,198
  All Tel Corp SR NT                  05/17/07           4.656%         2,499
  Allstate Corp SR NT                 05/09/35           5.550%         1,446
  Allstate Life GBL MTN #TR0001       05/29/09           4.500%         4,930
  Altria Group Inc NT                 11/04/13           7.000%         2,385
  Amerada Hess Corp NT                08/15/31           7.300%         8,101
  Ameren Un ELEC SR SECD NT           08/01/37           5.300%         2,264
  America MOVIL S A De C V SR NT      01/15/15           5.750%         1,856
  America MOVIL S A De DV SR NT       03/01/35           6.375%         1,539
  American Axle & Mfg Inc SR NT       02/11/14           5.250%           815
  American ELEC PWR Inc SR NT         06/01/15           5.250%           339
  American Express Co NT              09/12/06           5.500%         2,662
  American Express CR TR 04-3 A       12/15/11           4.350%         4,588
  American Express MTN #00047         12/02/10           5.000%         2,210
  American Express MTN #TR00475       07/30/09           4.375%         6,851
  American Gen Corp SR NT             02/15/29           6.625%           552
  American Gen Fin MTN #TR00378       10/01/12           5.375%           763
  American Gen Fin MTN #TR00410       07/15/12           4.875%         5,129
  American General Corp NTS           08/11/10           7.500%         2,193
  American Home Products Corp NT      03/15/11           STEP           5,388
  American Honda TR#00432 144A        11/06/08           3.850%         1,143
  American Intl Group Inc 144A        10/01/15           5.050%           893
  Ameriprise FINL Inc SR NT       11/15/10-11/15/15      5.650%         2,925
  Amsouth BK Birmingham MTN 0003      11/03/06           2.820%           595
  Anadarko Fin Co SR NT               05/01/31           7.500%           441
  Anadarko Petroleum Corp             03/15/29           7.200%         1,466
  Anheuser Busch COS Inc Deb          08/20/32           6.800%           531
  AOL Time Warner Inc Deb         04/15/31-05/01/32  7.625%-7.700%      2,648
  AOL Time Warner Inc GL NT           04/15/06           6.125%         1,003
  AOL Time Warner Inc NT              05/01/07           6.150%         2,521
  Apache Corp Deb                     07/01/19           7.625%         3,074
  Apache Corp NT                      04/15/12           6.250%         1,010
  Archer Daniels Midland Co NT        02/01/31           7.000%         1,767
  Archstone Smith Oper TR NT      06/15/08-05/01/15  3.000%-5.625%      4,753
  Archstone Smith TR SR NT            08/15/07           5.000%           445
  Asian Dev BK BDS                    07/16/18           5.593%         6,240
  ASIF Global Fing Xix SR 144A        01/17/13           4.900%         1,706
  Assurant Inc SR NT              02/15/14-02/15/34  5.625%-6.750%      2,737
  AT&T Broadband Corp NT              03/15/13           8.375%         1,649
  AT&T Wireless SVCS Inc NT           05/01/07           7.500%         3,360
  AT&T Wireless SVCS Inc SR NT    03/01/06-03/01/31  7.350%-8.750%      8,751
  Aust & NZ Bank GRP BDS Eur1000      02/05/15          VAR RT          1,376
  Avalon Bay Cmntys Inc SR NTS        07/15/06           6.800%         1,489
  Avalon Bay Cmntys MTN #TR00009      03/15/13           4.950%         2,829

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Axa SA US$ Sub NT                   12/15/30           8.600%         2,569
  BAE Sys HLDGS Inc GTD NT 144A       08/15/10           4.750%         3,580
  Bank One Corp NTS                   06/30/08           2.625%         2,091
  Banco Santander Chile New 144A      12/09/14           5.375%         1,712
  Bank Amer Corp NT               02/15/10-06/15/14  4.500%-7.800%     13,809
  Bank Amer Corp Sub Global NT        08/15/13           4.750%         1,024
  Bank Amer Corp Sub NTS          01/15/11-10/15/11  7.125%-7.400%      6,666
  Bank New York Inc SR HLDG Co        07/01/07           5.200%           754
  Bank of Tokyo - Mitsubishi UFJ      12/16/15           VAR RT         2,237
  Bank One Corp NT                09/01/07-08/01/08  4.125%-6.000%      6,037
  Bank One Issuance TR 03-7 CL A      03/15/11           3.350%         5,023
  Bank One Issuance TR 2002 3 NT      05/17/10           VAR RT         2,190
  Bank One NA MTN #TR 00324           01/15/08           3.700%         1,958
  Bank One NA MTN #TR 00300           03/26/07           5.500%         1,555
  Bank One Tex NA MTN SB 00001        02/15/08           6.250%         4,385
  BankAmerica Cap III Cap SECS        01/15/27           VAR RT           676
  BankAmerica Corp SR NTS             02/15/09           5.875%         5,931
  Bank Boston NA NTS                  04/15/08           6.375%         3,099
  Bank Boston Sub NTS                 03/25/08           6.375%         4,524
  Barclays Bank Sub NTS               03/04/19           VAR RT           803
  BB&T Cap TR I Cap SECS              08/18/35           5.850%         2,688
  Bear Stearns COS Inc Global NT  01/31/08-10/30/15  4.000%-5.300%      8,655
  Bear Stearns COS Inc NT             07/02/08           2.875%         3,013
  Bear Stearns COS Inc SR Global      06/23/10           4.550%         2,306
  Bellsouth Cap FDG Corp Debs         02/15/30           7.875%           995
  Bellsouth Cap Funding Corp          02/15/10           7.750%           547
  Bellsouth Corp Deb                  06/15/34           6.550%         3,877
  Bellsouth Corp NT               10/15/06-11/15/34  4.750%-6.000%      4,410
  Bellsouth Telecommunicat BNDS       06/01/28           6.375%           872
  Berkshire Hathaway Fin Corp     07/02/07-01/15/15  3.400%-4.850%     16,184
  BHP Finance Ltd MTN Eur1000         10/10/07           4.375%         1,934
  BMW VEH Owner TR 04-A A3            03/25/08           2.670%           915
  Boardwalk Pipelines LLC NT          02/01/17           5.500%         2,266
  Boeing Cap Corp Global NT           01/15/13           5.800%         1,184
  Boeing Cap Corp SR NT           03/01/11-02/15/12  6.100%-6.500%      2,196
  Boeing Co.                          08/15/24           7.950%         2,954
  BRE PPTYS Inc NT                    03/15/07           5.950%         3,223
  Bristol Myers Squibb                06/15/23           7.150%         2,796
  British Sky Broadcasting NTS        02/23/09           6.875%         1,152
  British Telecommunications NT       12/15/10          STEP UP         4,929
  British Telecommunications PLC      12/15/30            STEP          5,593
  Bunge Ltd Fin Corp GTD SR 144A      04/15/14           5.350%         1,459
  Burlington Northn MTN TR 00002      07/15/37           6.530%         1,173
  Burlington Resources Finance    12/01/06-12/01/31  5.600%-7.400%      4,729
  California Infr PG&E-1 97-1 A7      09/25/08           6.420%         1,362
  California Infrac 1997-1 A7         12/26/09       6.370%-6.420%      3,363
  California Infrac 1997-1 A8         12/26/09           6.480%         2,121

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Canadian National Railway Co        10/15/11           6.375%           842
  Canadian NATL Railway Co SR NT      08/01/34           6.250%         1,558
  Canadian Pacific Railway Co     10/15/11-10/15/31  6.250%-7.125%      3,673
  Capital Auto Fin 2005-D A3          03/15/10           4.810%         1,989
  Capital One BK MTN #TR 00175        03/13/13           6.500%           797
  Capital One BK MTN #TR 00177        12/01/08           4.250%         1,794
  Capital One BK MTN SR #TR00174      05/15/08           4.875%           697
  Capital One BK MTN SR #TR00176      09/15/10           5.750%         2,058
  Capital One FINL Corp SR NT         06/01/15           5.500%           940
  Carolina Pwr & Lt Co 1st MTG        12/15/15           5.250%         3,236
  Carramerica Realty Oper             09/01/11           5.125%         1,387
  Caterpillar FINL Corp               07/15/08           2.700%           523
  Caterpillar FINL SVCS Corp MTN      11/15/07           3.625%         3,335
  Caterpillar FINL SVCS Corp SR       06/15/09           4.500%         1,435
  CBA Cap TR I TR Pfd SECS 144A       12/31/49           5.805%         1,864
  Cendant Corp SR NT              01/15/08-03/15/10      6.250%         1,139
  Centerpoint Energy Houston      07/01/23-03/15/33  5.600%-6.950%      3,911
  Centex Corp SR NT               10/01/13-06/15/15  5.125%-5.250%      1,443
  Centurytel Inc SR NT Ser M          02/15/15           5.000%           681
  Champion Intl Corp Deb              11/01/25           7.350%         1,511
  Chase Auto Owner 2005-B CL A4       06/15/12           4.880%         2,005
  Chase Cap II Cap SECS Ser B         02/01/27          FLTG RT         2,246
  Chase Issuance TR 05-2 NT CL B      12/15/10           4.520%           989
  Chase issuance TR 05-4 NT CL A      01/15/13           4.230%         4,892
  Chevron Texaco Cap Co GTD NT        09/17/07           3.500%         1,587
  Chrysler Corp SR NTS                03/01/27           7.450%         2,523
  Chubb Corp SR NT                    11/16/07           4.934%         2,598
  Cincinnati FINL Corp SR NT          11/01/34           6.125%           419
  Cincinnati Gas & ELEC Co Deb        06/15/33           5.375%           232
  Cingular Wireless LLC SR NT         12/15/11           6.500%           535
  CIT Group FDG Co CDA SR 144A        07/01/10           4.650%         1,160
  CIT Group Inc SR NT                 04/02/12           7.750%         6,623
  Citibank Cr Card 2002 A1 NT         02/09/09           4.950%         2,223
  Citibank Cr Card ISS 2000-A3        11/16/09           6.875%         4,158
  Citibank Cr Card TR 04 A1 NT        01/20/09           2.550%         9,267
  Citibank Cr Card TR 2003 A3         03/10/10           3.100%         1,172
  Citigroup Inc                       10/31/25           2.400%         7,172
  Citigroup Inc Global NT         08/03/10-12/11/34  4.625%-5.850%     19,126
  Citigroup Inc Global SR NT          03/06/07           5.000%         1,682
  Citigroup Inc Global Sub NT     06/15/32-10/31/33  6.000%-6.625%      6,758
  Citigroup Inc NTS                   02/15/98           6.875%           814
  Citigroup Inc Sub NT                09/15/14           5.000%         5,375
  Clear Channel COMM Inc NT       11/01/06-09/15/14  5.500%-6.000%      2,217
  Clear Channel COMM Inc SR NT        05/15/11           4.400%           865
  Cleveland ELEC Illum Co SR NT       12/15/13           5.650%         1,009
  Clorox Co SR NT                     01/15/15           5.000%           512
  Columbus Southn Pwr Co SR NT        03/01/33           6.600%         1,421

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Comcast Cable Comm Inc SR NT        06/15/13           7.125%         1,332
  Comcast Cable Communs Inc NT        01/30/11           6.750%        21,355
  Comcast Corp New NT             01/15/15-11/15/35  5.650%-7.050%      7,168
  Commerce Group Inc Mass SR NT       12/09/13           5.950%         3,554
  Conagra Foods Inc NT                09/15/11           6.750%           932
  Conagra Inc Senior NTS              10/01/26           7.125%         1,843
  Connecticut RRB CL&P A CL A 5       12/30/11           6.210%           631
  Conoco FDG Co NT                10/15/11-10/15/31  6.350%-7.250%      2,110
  Conoco Inc SR NTS                   04/15/29           6.950%         1,907
  Conoco Phillips NT              10/15/12-10/15/32  4.750%-5.900%      4,263
  Consolidated Nat Gas 01 Ser A       04/15/11           6.850%         3,767
  Consolidated Nat Gas Co 04 A        12/01/14           5.000%         2,566
  Constellation Energy Group Inc.     04/01/32           7.600%         1,203
  Consumers Energy Co 1st MTG BD      03/15/15           5.000%           766
  Continental Airlines Pass Thru      08/02/20           6.545%           493
  Continental Airls 99-2 CL A-1       03/15/20           7.256%           494
  Corporacion Andina De Fomento       01/26/07           VAR RT         1,510
  Corporate PPTY INVS NT 144A         03/15/16           7.875%         4,176
  Costco WHSL Corp New SR NT          03/15/07           5.500%           251
  Countrywide FINL Corp Sub NT        04/01/11           VAR RT         2,685
  Countrywide Home LNS MTN #0034      05/21/08           3.250%         1,798
  Countrywide Home MTN #TR 00304      02/15/07           2.875%         1,622
  Countrywide Home MTN #TR 00324      09/15/09           4.125%           530
  Cox Communications Inc New NT   11/01/10-06/01/13      4.625%         4,254
  CPC Intl MTN TR 00010               10/15/97           5.600%           957
  Credit Suisse FB                    08/15/15           5.125%         2,208
  Credit Suisse FB USA Inc SR NT      01/15/09           3.875%         5,359
  Credit Suisse First Boston USA      08/15/10           4.875%         2,451
  CXS Corp SR NTS                     03/15/11           6.750%           697
  CVS Corp NT                     11/01/07-09/15/09  3.875%-4.000%      1,680
  CWMBS Inc 2003-J13 1A1              01/25/34           5.250%         1,893
  Daimler Chrysler HLDG Corp NT       01/18/31           8.500%         2,299
  Daimler Chrysler NA HLDG NT         05/15/06           6.400%         1,769
  Daimler Chrysler Auto 04-A A3       12/08/07           2.000%         2,623
  Daimler Chrysler NA HLDG SR NT      11/15/13           6.500%         1,087
  Daimler Chrysler NA HLDG Corp       01/15/12           7.300%         2,886
  Daimler Chrysler NA MTN TR00036     09/10/07           VAR RT         3,647
  Deere John Cap Corp MTN #00318      01/13/09           3.750%         1,976
  Deere John Cap Corp NT              03/15/12           7.000%         2,110
  Detroit Edison Co SR NT         10/01/10-10/15/12  5.200%-6.125%      1,755
  Detroit Edison SR NT SER E          10/01/37           5.700%         2,014
  Deutsche Telekom Intl Fin BV    07/22/13-06/01/32  VAR RT-9.250%     10,541
  Devon Energy Corp SR Deb            04/15/32           7.950%         3,547
  Devon Fing Corp ULC Deb             09/30/31           7.875%         4,498
  Diageo Fin BV NT                    04/01/11           3.875%           947
  Diageo PLC NT                       11/19/07           3.500%         1,117
  Disney Global Bonds                 03/30/06           6.750%         2,356

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Disney Walt Co MTN # TR 00049       06/20/14           6.200%         1,578
  Dominion RES Inc Del NT             09/17/12           5.700%           793
  Dominion RES Inc Del SR NT D        12/15/09           5.125%           389
  Dominion RES Inc VA New SR NT   02/15/08-07/15/15  4.125%-5.150%      3,347
  Dominion RES Inc VA Ser A           06/15/10           8.125%           600
  Dow Chem Co Global NT               12/15/08           5.750%         1,364
  Dow Chem Co NT                      10/01/12           6.000%         2,459
  DTE Energy Co SR NT             08/16/07-04/15/33  5.630%-6.375%      4,368
  DuPont EI de Nemours & Co NT    10/15/09-04/30/14  4.750%-6.875%      3,412
  Duke Cap Corp SR NT             02/15/13-02/15/32  6.250%-6.750%        656
  Duke Energy Corp 1st & Ref MTG      03/05/08           3.750%         5,015
  Duke Energy Corp MTG BD             04/01/10           4.500%           343
  Duke Energy Corp SR NT          01/15/12-11/30/12  5.625%-6.250%      2,579
  Duke Energy Field SVCS LLC          08/16/10           7.875%         2,356
  East Man Chem Co Debs               02/01/27           7.600%           576
  Edison Spa SR NTS                   12/10/10           5.125%         1,015
  Eksportfinans As MTN #TR00007       07/15/09           4.375%         5,404
  Electronic Data Sys Corp New        08/01/13            STEP            668
  Electronic Data Sys Corp NT         10/15/29       7.125%-7.450%      1,382
  Emerson Electric Co NT              08/15/32           6.000%           771
  Encana Corp NT                      08/15/09           4.600%         1,682
  Encana HLDGS Fin Corp NT            05/01/14           5.800%         6,155
  Entergy Miss Inc 1st MTG BDS        04/01/08           4.350%         1,205
  Enterprise Prods Oper LP GTD        03/01/35           5.750%           773
  EOP Oper Ltd Partn GTD NT           07/15/11           7.000%         1,338
  EOP Oper LTD Partnership NT         06/15/28           7.250%           195
  EOP Operating LP NTS                02/15/12           6.750%         1,136
  ERP Oper LP                         08/15/26           7.570%         2,420
  Exelon Corp SR NT               05/01/11-06/15/15  4.900%-6.750%      9,934
  Federated Dept Stores Inc Del       09/01/08           6.625%         4,063
  First Un NATL BK MTN #SB 00005      08/18/10           7.800%         3,614
  First Energy Corp NT Ser A          11/15/06           5.500%         1,229
  First Energy Corp NT Ser B          11/15/11           6.450%           339
  First Energy Corp NT Ser C          11/15/31           7.375%         3,605
  Fleet NATL BK Providence R I        01/15/09           5.750%         4,309
  Fleetboston FINL Corp SR NT         02/15/08           3.850%           980
  Florida Pwr Corp 1st MTG BD     03/01/33-06/01/35  4.950%-5.900%      2,625
  FMR Corp NT 144A                    03/01/13           4.750%         1,162
  FNANB Cr Card TR 2002 A CL A        07/16/11           VAR RT           989
  Ford Cr Auto Owner TR 05-B B        04/15/10           4.640%           781
  Ford MTR Co GBL Landmark        02/01/11-10/25/11  7.250%-7.375%      5,485
  Ford MTR Cr Co Global Land Sec  01/25/07-10/28/09  6.500%-7.375%      7,749
  Ford MTR Cr Co SR NT                01/15/08           4.950%         2,168
  Fosters Fin Corp GTD NT 144A        10/01/14           4.875%           750
  France Telecom                      01/28/13           7.250%           486
  France Telecom SA NT            03/01/06-03/01/31      VAR RT         3,535
  Fuji Fin Cayman Ltd Sub 144A        04/15/10           8.625%           846

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  GE Global Ins HLDG Corp             02/15/26           7.000%         1,473
  Genentech Inc SR NT                 07/15/35           5.250%         4,775
  General Dynamics Corp NT            05/15/08           3.000%         2,779
  General ELEC Cap MTN #TR 00528      03/15/32           6.750%           552
  General ELEC Cap MTN #TR 00575      01/15/13           5.450%         4,220
  General ELEC Cap MTN #TR 00660      10/15/08           3.600%         9,680
  General ELEC Cap MTN #TR 00665      12/15/09           3.750%         3,329
  General ELEC Cap MTN #TR 00678      01/15/08           VAR RT        15,364
  General ELEC Cap MTN #TR00696       06/15/09           4.000%         6,649
  General ELEC Cap MTN #TR00699       09/01/09           4.125%        27,597
  General ELEC Co NT                  02/01/13           5.000%         1,934
  General Mls Inc NT              02/15/07-02/15/12  5.125%-6.000%      1,825
  Georgia Pwr Co NT                   02/17/09           VAR RT         1,002
  Georgia Pwr Co SR NT SER Z          12/15/15           5.250%         1,460
  Gillette Co NT                      03/15/08           2.875%           399
  Golden West FINL Corp Del SR        08/15/07           4.125%         2,474
  Goldman Sachs Cap I                 02/15/34           6.345%         2,568
  Goldman Sachs Group Inc NT          01/15/11           6.875%         6,733
  Goldman Sachs Group Inc SR NT   09/01/12-07/15/13  4.750%-5.700%     19,428
  Goldman Sachs Grp Inc           06/15/10-01/15/15  4.500%-5.125%      9,136
  GTE Corp                            04/15/28           6.940%         1,445
  Halliburton Co Deb 144A             08/15/96           7.600%           861
  Harrahs Oper Inc GTD SR NT      07/01/10-10/01/17  5.500%-5.750%      7,865
  Hartford Life Inc SR NT             03/01/31           7.375%           147
  HBOS                                10/14/49           VAR RT         2,215
  HBOS Cap FDG No 2 LP 144A           06/30/49           VAR RT         1,974
  HBOS Plc MTN #Sr00034 144A          09/15/09           4.000%         1,266
  Health Care REIT Inc NT         09/12/12-05/15/15  5.875%-8.000%      2,306
  Heinz H J Fin Co GTD NT             03/15/32            STEP          2,125
  Heritage PPTY Invt TR Inc 144A      10/15/09           4.500%           986
  Hertz VEH Fing 05-2 A2 144A         02/25/10           4.930%         1,000
  Hewlett Packard Co Global NT        03/15/08           3.625%           584
  Highmark Inc SR NT 144A             08/15/13           6.800%         1,705
  Hilton Hotels Corp NT               05/15/08           7.625%         1,143
  Honda Auto REC 04-2 A3              06/16/08           3.300%         6,637
  Honda Auto RECV 2005-6 A-2          06/16/08           4.810%         1,000
  Hospitality PPTYS TR SR NT          02/15/15           5.125%           904
  Household Fin Corp                  11/16/09           4.125%         5,711
  Household Fin Corp MTN SR 00704     02/09/07           VAR RT           421
  Household Fin Corp NT           01/30/07-03/01/07  5.750%-7.875%      5,703
  HRPT PPTYS TR SR NT                 08/15/16           6.250%         1,824
  HRPT Properties Trust Corp BD       11/01/15           5.750%         1,605
  HSBC BK USA GBL MTN #SR00013        09/15/09           3.875%         2,314
  HSBC BK USA NA MTN #SB0002          08/15/35           5.625%         4,181
  HSBC BK USA New York NY             04/01/14           4.625%         4,887
  HSBC Cap FDG DLR 2 LP 144A          12/29/49           VAR RT         2,405
  HSBC Fin Corp NT                04/15/10-01/14/11  4.750%-5.250%     11,694

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  HSBC HLDGS Plc Sub NT               12/12/12           5.250%         2,017
  Hydro-Quebec                        04/01/16           7.500%         2,536
  IBM Corp Debentures                 08/01/27           6.220%         1,717
  IBP Inc NT                          02/01/10           7.950%           717
  Imperial TOB Overseas BV            04/01/09           7.125%           845
  Imperial Tobacco F EMTN EUR         06/06/07           6.250%         1,573
  Indiana Mich Pwr Co SR Ser F        11/15/14           5.050%           739
  Indymac MBS Inc 03-A8 A1            10/25/18           3.750%         1,924
  Ing Bank N V Sub NT 144A            05/01/15           5.125%           498
  Inter Amern Dev BK BD           06/01/09-06/15/25  7.000%-8.875%     14,312
  International Bus Machs Corp    10/01/06-11/29/32  4.750%-5.875%      3,686
  International Lease Fin Corp        03/15/09           6.375%         5,640
  International Lease Fin SR NT       09/15/12           5.000%           275
  International Paper Co NT           01/15/14           5.500%         1,361
  Istar FINL Inc SR NT            04/15/10-12/15/10  5.375%-6.000%      1,914
  J P Morgan Chase & Co GBL NT        02/01/11           6.750%        18,073
  John Deere Capital Corp Notes       08/22/07           4.500%           984
  Johnson CTLS Inc NT                 09/15/13           4.875%           487
  JP Morgan Chase & Co            09/15/14-10/01/15  5.125%-5.150%      8,963
  JP Morgan Chase & Co GBL            09/01/15           VAR RT         1,538
  JP Morgan Chase & Co Global SR      05/30/07           5.250%         8,539
  Kellogg Co Deb Ser B                04/01/31           7.450%         3,522
  Kellogg Co Global NT                06/01/08           2.875%           953
  Kellogg Co NT Ser B                 04/01/11           6.600%           316
  Key BK NA MTN #SB00008              07/01/14           5.800%           826
  Keybank NATL ASSN MTN #SB00001      09/15/15           4.950%           844
  Keycorp Sub NTS                     06/15/06           7.500%         2,702
  Kinder Morgan Energy Partners       08/15/33           7.300%         2,117
  Kinder Morgan Fin Corp 144A     01/05/11-01/05/16  5.350%-5.700%     10,092
  Korea Dev BK NT                     03/02/09           3.875%         2,748
  Korea ELEC PWR Corp NT 144A         09/12/07           4.250%           790
  Kraft Foods Inc Global NT           11/01/11           5.625%         5,090
  Kraft Foods Inc NT                  10/01/13           5.250%         2,094
  Kroger Co NT                        04/01/31           7.500%           893
  Kroger Co SR Deb                    09/15/29           8.000%         2,801
  Kroger Co SR NT Ser B               06/01/09           7.250%         1,757
  Landeskreditbank Baden Wurttem      09/15/10           4.250%         1,498
  LB UBS COML MTG 2205-C7 CL A2       11/15/30           5.103%         2,009
  Lehman Bros HLDGS Inc GBL NT        01/22/08           4.000%         6,524
  Lehman Bros HLDGS Inc NT            06/15/07           8.250%         1,923
  Lehman Bros Inc NTS                 04/15/08           6.500%         1,954
  Lehman Brothers HLDGS TR 00387      01/18/12           6.625%         1,620
  Lehman Brothers Holding             01/14/11           5.000%         2,545
  Lennar Corp SR NT SER B             05/31/15           5.600%         1,236
  Liberty Mut Grp Inc 144A            03/15/14           5.750%         1,125
  Lockheed Martin Corp Deb            12/01/29           8.500%         8,137
  Lockheed Martin Gtd                 05/01/36           7.200%         1,395

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Loral Corp Deb                      09/15/23           7.000%         1,157
  M&I Marshall & Ilsley #TR00021      08/25/08           4.500%         3,238
  M&I Auto LN TR 2005-1 NT CL A4      03/21/11           4.860%         1,500
  Marlin Leasing 05-1 144A            11/17/08           4.630%           993
  Marsh & McLennan COS Inc            09/15/15           5.750%           670
  Marsh & McLennan COS Inc SR NT  09/15/10-08/01/33  5.150%-5.875%      4,485
  Massmutual GLB TR 00016 144A        04/15/09           3.800%         1,124
  Massmutual Global FDG II 144A       07/15/08           2.550%           963
  May Dept Stores Co SR NT            07/15/34           6.700%            53
  May Dept Stores Co NT               03/01/30           7.875%           662
  MBNA Amer BK NATL Assn              06/15/12           6.625%         2,183
  MBNA Amer BK NATL Assn 144A         01/15/08           5.375%         1,513
  MBNA Cr Card Master 05-1 CL A       09/15/10           4.200%         2,885
  McDonalds Corp MTN # TR00089        04/30/07           5.375%           503
  Merck & Co Inc Debs                 03/01/28           6.400%         2,548
  Merck & Co Inc Global NT            07/01/06           5.250%           726
  Merck & Co Inc MTNS TR 00011        05/13/37           5.760%           532
  Merck & Co Inc NT                   03/01/15           4.750%         1,521
  Merck & Co Inc SR NT                02/15/13           4.375%           830
  Merrill Lynch & Co Inc NTS          02/17/09           6.000%         2,759
  Merrill Lynch & Co MTN TR00453      01/15/15           5.000%         2,418
  Merrill Lynch & Co MTN TR00456      02/08/10           4.250%        11,589
  Metropolitan Edison Co SR NT        04/01/14           4.875%         1,702
  Midamerican Energy Co MTN           11/01/35           5.750%         1,362
  Midamerican Energy HLDGS Co         10/01/12           5.875%         1,198
  Midland Bank Plc NTS                03/15/11           6.950%         3,597
  Mizuho Fin(Cayman) MTN              04/15/14           VAR RT         1,570
  Mizuho FINL GRP Cayman 144A         04/15/14           5.790%         7,459
  Mobil Corp NT                       08/15/21           8.625%         1,757
  Molson Coors Cap Fin SR NT          09/22/10           4.850%         1,977
  Morgan Stanley DW & Co GL NT        04/15/11           6.750%         3,526
  Morgan Stanley NT               04/01/07-10/15/15  5.050%-5.800%     34,284
  Motorola Inc                        09/01/25           6.500%           861
  Motorola Inc NTS                    11/15/10           7.625%           181
  National City BK MTN #SB 00001      02/15/11           6.300%         1,001
  National City BK MTN #Tr000183      05/15/08           3.300%         6,470
  National Rural Utils Coop Fin   02/15/08-03/01/12  3.875%-7.250%      2,933
  Nationwide Bldg Soc MTN #00011      01/30/07           2.625%         2,491
  Nationwide MTN #SR00019 144A        02/01/10           4.250%         3,074
  NATL City Corp Sub NT               02/01/09           5.750%         3,143
  New America HLDGS Inc NT            08/01/34           8.450%           246
  New America Inc GTD SR Deb          11/30/28           7.625%         2,807
  News America HLDGS                  02/01/13           9.250%         1,105
  News America Inc BD                 12/15/34           6.200%           124
  News America Inc GTD SR Debs        04/08/28           7.125%         1,734
  News America Inc GTD SR NT          03/15/33           6.550%         1,836
  News America Inc SR NT 144A         12/15/35           6.400%         3,674

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Niagara Mohawk Pwr Corp SR NTS      10/01/08           7.750%           795
  Nisource Fin Corp                   11/23/09           VAR RT         1,831
  Nisource Fin Corp GTD NT        11/15/10-09/15/20  5.450%-7.875%      5,458
  Nissan Auto Lease 05-A CL A3        10/15/08           4.700%         3,573
  Nissan Auto Rec 04-B CL A-3         05/15/08           3.350%         6,920
  Noble Energy Inc NT                 04/15/14           5.250%         1,198
  Noranda Inc NT                  06/15/17-06/15/35  5.500%-6.200%      3,508
  Nordea Bank AB (SE)                 09/30/16           VAR RT           776
  Norfolk Southern Corp BDS           05/01/37           7.050%         2,315
  Norfolk Southn Corp NT          05/15/10-05/17/25  5.590%-8.625%      3,810
  Norfolk Southn Corp Sr Nts      04/15/09-02/15/31  6.200%-7.250%      2,940
  Northrup Grumman Corp Deb       11/16/06-02/15/31  4.079%-7.875%      4,259
  Northrup Grumman Corp NT            02/15/11           7.125%         3,215
  Northwest Airls Passthru 99-2       09/01/20           7.575%           150
  Nuveen INVTS Inc SR NT              09/15/15           5.500%         1,818
  NYCTL TR Tax Lien 04-A 144A         12/10/17           3.470%           735
  Occidental Pete Corp NT             01/15/12           6.750%           937
  Oil Ins Ltd Deferrable 144A         08/15/33           VAR RT           710
  Oncor Elec Del Co SR SECD NT        01/15/33           7.250%         1,359
  Oncor Elec Delivery Co Deb          09/01/22           7.000%         3,045
  Oneok Inc New NT                    06/15/35           6.000%           962
  Pacific Gas & Electric Co 1st MTG   03/01/34           6.050%         8,849
  Panhandle Eastn Pipe Line Co        08/15/08           4.800%         1,404
  PC Finl Partnership GTD SR NT       11/15/14           5.000%         1,018
  Peco Energy 99-A CL A-6             03/01/09           6.050%         2,020
  Peco Energy Transition 01-A BD      12/31/10           6.520%           851
  Pemex Proj FDG Master TR GTD        11/15/11            STEP          8,612
  Penn Mut Life Ins Co 144A           06/15/34           6.650%         1,986
  Pepsi Bottling GRP Inc GTD SR       03/01/29           7.000%           498
  Petro CDA SR NT                 07/15/33-05/15/35  5.350%-5.950%      5,069
  Petrobas Intl Fin Co SR NT          07/06/11           9.750%         1,304
  Petroliam Nasional BHD BD 144A  10/18/06-10/15/26  7.125%-7.625%      2,664
  Petronas Cap Ltd Euro GTD 144A      05/22/22           7.875%         1,504
  Pharmacia Corp Deb                  12/15/27           6.750%         2,561
  Phoenix Life Ins Surplus 144A       12/15/34           7.150%         1,284
  Placer Dome Inc Deb                 10/15/35           6.450%         1,787
  Platinum Underwriters Fin Inc       06/01/17           7.500%         1,146
  PNC FDG Corp NT                     03/10/08           4.200%         4,773
  Popular ABS Inc 05-2 P/T AF-2       04/25/35           VAR RT         1,286
  Popular ABS Inc SER 2004-4 AF6      09/25/34           VAR RT           982
  Popular North Amer MTN TR00013      12/12/07           5.200%         2,857
  Premium Asset TR 05-5 144A          07/15/08           VAR RT           600
  Procter & Gamble Co Deb             09/01/24           8.000%         4,842
  Procter & Gamble Co SR NT           08/15/08           4.300%           712
  Progress Energy Inc SR NT       03/01/11-10/30/31  7.000%-7.750%      5,958
  Prologis NT 144A                11/15/10-11/15/15  5.250%-5.625%      2,502
  Protective Life MTN #TR 00001       11/24/08           3.700%         2,693

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  PSEG FDG TR I GTD NT TR SECS        11/16/07           5.381%         2,028
  PSEG Pwr LLC SR NT                  04/15/31           8.625%           671
  PSI Energy Inc Deb                  10/15/35           6.120%         1,074
  Public Svc Co Colo 1st Ser 14       10/01/08           4.375%         2,222
  Pulte Homes Inc SR NT           02/15/15-02/15/35  5.200%-6.000%      2,689
  Pulte Homes Inc SR NT               02/15/13           6.250%           472
  Quest Diagnostics Inc SR NT         11/01/10           5.125%         2,374
  Rabobank Cap FDG 144A               10/29/49           VAR RT         3,633
  Ras Laffan Liquefied 144A           09/30/20           5.298%         1,810
  Raytheon Co Bonds                   08/15/27           7.200%         1,034
  Raytheon Co NTS                 08/15/07-01/15/11  4.850%-6.750%      7,048
  RBS Cap TR III TR PFD SECS          09/29/49           VAR RT         2,381
  Reed Elsevier Cap Inc NT            06/15/12           4.625%         3,406
  Reed Elsevier Capital               08/01/06           6.125%         1,549
  Reed Elsevier Capital Bonds         08/01/11           6.750%           648
  Regions FINL Corp New SR NT         08/08/08           4.500%         2,333
  Rio Tinto Fin USA Ltd               09/30/08           2.625%         1,177
  Rolls-Royce PLC                     03/16/11           4.500%         1,584
  Royal BK Scotland Group PLC     11/12/13-04/29/49  VAR RT-5.000%      7,070
  Royal BK Scotland Sub NTS           10/01/14           5.000%           822
  Royal KPN NV NT                 10/01/10-10/01/30  8.000%-8.375%      4,204
  Safeway Inc                         08/16/10           4.950%         2,332
  Safeway Inc NT                  09/15/09-08/15/12  5.800%-7.500%      2,123
  Salomon Smith Barney HLDGS NT       02/15/08           6.500%           682
  Santander Central Hispano Iss       09/14/10           7.625%         2,049
  Santander FINL Sub NTS              02/15/11           6.375%           643
  SBC Communications              09/15/14-09/15/34  5.100%-6.150%      4,010
  SBC Communications Inc              11/15/10           5.300%         3,114
  SBC Communs Inc Global NT           06/15/34           6.450%         5,187
  Scana Corp MTN TRNAHCE TR00014      05/15/11           6.875%         1,084
  Schering Plough Corp SR NT          12/01/33            STEP          2,263
  Science Application Intl Corp       07/01/33           5.500%         1,194
  Scottish Pwr PLC NT             03/15/10-03/15/15  4.910%-5.375%      5,645
  Sempra Energy NT                    05/21/08           VAR RT         2,094
  Simon PPTY Group Inc New NT         01/30/09           3.750%           672
  Simon PPTY Group LP NT              11/15/07           6.375%         1,349
  SLM Corp MTN #TR 00007              01/15/13           5.375%         2,028
  SLM Corp MTN #TR 00013              03/17/08           3.625%         1,353
  SLM Corp MTN #TR 00077              01/15/10           4.000%         3,467
  Southern Calif Edison Co            01/15/16           5.000%         3,193
  Southwest Airls Co NT               03/01/17           5.125%           910
  Spieker Properties Inc Debs         10/01/27           7.500%         1,070
  Sprint Cap Corp                 11/15/28-01/30/11  6.875%-7.625%      5,184
  Sprint Cap Corp GTD NT              01/15/07           6.000%         4,363
  Sprint Cap Corp NT              03/15/12-03/15/32  8.375%- 8.750%    10,318
  St Paul Travelers COS Inc SR        12/01/15           5.500%         1,813
  Standard Chartered BK 144A          05/30/31           8.000%         1,226

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Structured Asset 05-17 CL 1A1       10/25/35           5.500%         2,482
  Sumitomo Mitsui BK Corp Sub NT      06/15/12           8.000%           893
  Sumitomo Mitsui BKG Corp 144A       07/29/49           VAR RT         1,116
  Sunamerica Inc Debs                 07/31/97           5.600%           503
  Sunamerica Inc Notes                10/01/07           6.750%         9,257
  Suncor Energy Inc NT                12/01/34           5.950%         1,798
  Suntrust BK Atl GA MTN SB00007      09/01/15           5.000%         2,254
  Suntrust BKS Inc SR NT          10/15/07-10/15/08  3.625%-4.000%      6,616
  Susquehanna Auto 05-1 A-3 144A      06/16/08           4.430%         1,989
  System Energy Resources Inc         10/01/07           4.875%         1,221
  Tampa Elec Co NT                    08/15/12           6.375%           491
  Target Corp NT                  10/01/08-03/01/12  5.400%-5.875%      1,337
  Tate & Lyle Intl Fin Plc NT         11/15/14           5.000%         1,256
  TCI Commun Inc                      08/01/15           8.750%         1,902
  TCI Communications Inc Debs         02/15/26           7.875%         2,972
  Teck Cominco Ltd Sr Nt          10/01/15-10/01/35  5.375%-6.125%      3,735
  Telecommunications Inc Deb          08/01/13           7.875%         1,402
  Tele N L Participacoes SER B        12/18/13           8.000%         1,389
  Telecom Italia Cap GTD SR NT    11/15/08-11/15/33  4.000%-6.375%      6,611
  Telecom Italia Cap GTD SR NT B      11/15/13           5.250%         3,557
  Telefonica Europe BV US NT      09/15/10-09/15/30  7.750%-8.250%      5,710
  Telefonos De Mexico S A SR NT       11/19/08           4.500%         2,212
  Telus Corp                          06/01/11           8.000%         1,043
  Texaco Cap Inc                      03/15/20           9.750%           880
  Texaco Cap Inc Deb                  09/01/21           8.875%         4,046
  Texas Eastn Transmission Corp       07/15/07           5.250%         1,179
  TIAA Global Mkts Inc NT 144A        11/15/07           4.125%         1,869
  Time Warner Cos Inc                 02/01/24           7.570%         4,336
  Time Warner Cos Inc JJ13            01/15/13           9.125%         1,764
  Time Warner Entmt Co LP             07/15/33           8.375%         4,341
  Time Warner Inc BNDS                05/15/29           6.625%         3,096
  Toyota Motor Credit NTS             12/15/08           5.500%           560
  Toyota Motor Credit Corp NT         12/15/10           4.350%           615
  Turner Broadcasting Systems         07/01/13           8.375%         1,474
  TXU Energy Co LLC SR NT             03/15/13           7.000%         3,453
  Tyco Intl Group SA NT           11/01/08-11/15/13  6.000%-6.125%      8,637
  Tyco Intl Group SA GTD NT           01/15/29           6.875%         2,316
  Tyco Intl Group SA SR NT            10/15/11           6.375%         7,745
  Tyson Foods Inc Bonds               01/15/28           7.000%         1,020
  Tyson Foods Inc NT                  10/01/11           8.250%         1,603
  US BK NATL Assn MTN #TR00192        02/06/09           3.750%         5,326
  UFJ Fin Aruba A E C GTD NT          07/15/13           6.750%         5,940
  Unilever Cap Corp                   11/01/10           7.125%           871
  Union Oil Co CALIF GTD SR NT        10/01/12           5.050%           962
  Union Pac Corp NT                   01/15/11           6.650%         1,880
  Union Pac Corp SR NT                01/15/15           4.875%           771
  Union Pac RES Group Inc Deb         05/15/28           7.150%         2,793

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  Union Pacific Corp BDS              02/01/29           6.625%         3,202
  United Technologies Corp Deb    11/15/19-09/15/29  7.500%-8.875%      1,705
  United Technologies Corp NT     09/15/06-05/01/35  5.400%-7.000%      4,435
  United UTILS PLC NT                 02/01/19           5.375%         2,591
  United Health Group Inc NT          01/17/07           5.200%         5,387
  United Health Group SR NT           03/15/15           4.875%           490
  US Bancorp MTN #TR 00147            07/15/07           5.100%           653
  US BK NATL Assn # TR 00205          03/12/07           2.400%         2,839
  US BK NATL Assn MTN #SB 00001       08/01/11           6.375%         1,986
  USA Ed Inc MTN # TR 00014           04/10/07           5.625%           251
  USA Waste Services Inc SR NTS       07/15/28           7.000%         3,217
  USAA Auto Owner TR 2005-4 A4        08/15/12           4.890%         3,238
  Valero Energy Corp NT           04/15/07-04/15/32  6.125%-7.500%      3,724
  Vanderbilt MTG & FIN 02B CL A4      02/07/26           5.840%         2,001
  Verizon Global FDG Corp BD          06/15/12           6.875%           765
  Verizon Global FDG Corp Global      09/01/12           7.375%           915
  Verizon Global FDG Corp NT      06/15/07-09/15/35  5.850%-7.750%      6,503
  Verizon MD Inc Deb Ser B            06/15/33           5.125%         6,581
  Verizon New Eng Inc Deb             09/15/11           6.500%         1,467
  Verizon New York Inc Deb Ser A  05/01/07-04/01/32      7.375%         1,545
  Viacom Inc SR NT                05/01/07-08/15/12  5.625%-7.700%      3,340
  Virginia ELEC & PWR Co SR NT    02/01/07-03/01/13  4.750%-5.375%      4,162
  Vodafone Airtouch PLC NT            02/15/10           7.750%         8,076
  Vodafone Group PLC New NT           12/16/13           5.000%         2,038
  Volkswagen Auto 04-A A-3            07/20/07           2.840%           860
  Volkswagen Auto TR 05-A A-3         05/20/08           3.820%         2,732
  Wachovia BK NATL ASSN #SB00004      02/01/15           4.875%           463
  Wachovia Corp 2nd New NT            02/15/14           4.875%         4,893
  Wachovia Corp New Sub Deb           08/01/35           5.500%         4,984
  Wal-Mart Stores Inc NT          08/10/09-07/01/10  4.125%-6.875%     11,584
  Washington Mut Inc NT               03/22/12           5.000%         2,698
  Washington Mut Inc St NT            01/15/10           4.200%         1,491
  Washington Mut Inc Sub NT           04/01/14           4.625%         1,128
  Washington Real Estate INVT TR      05/01/15           5.350%         3,110
  Waste Mgmt Inc Del SR NT        11/15/08-05/15/32  5.000%-7.750%      4,999
  Wellpoint Inc NT                12/15/14-12/15/34  5.000%-5.950%      4,230
  Wells Fargo & Co New Sub NT     09/10/12-11/15/14  4.000%-5.000%      3,642
  Wells Fargo & Co New NT         02/15/07-08/09/10  3.125%-5.125%     16,985
  Wells Fargo & Co Sub                04/15/08           6.250%           902
  Wells Fargo MTG 05 AR10 IIA15       04/25/09           VAR RT         3,882
  Westinghouse Cr Corp NT             06/14/14           8.875%         2,415
  Westvaco Corp Del Deb               02/15/31           7.950%         2,417
  Weyerhaeuser Co Deb                 07/15/23           7.125%         2,442
  Weyerhaeuser Co NT                  03/15/07           6.125%           799
  Weyerhaeuser Co NTS             03/15/12-03/15/32  6.750%-7.375%      7,729
  Willis North Amer Inc SR NT         07/15/10           5.125%         1,147
  World SVGS BK FSB # TR 00001        12/15/09           4.125%         2,049

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)
  Corporate Debt Instruments:
  World SVGS BK FSB # TR 00003        03/10/08           4.125%         2,521
  Wyeth NT 144A                       02/15/36           6.000%         5,355
  XCEL Energy Inc Minn SR NT          12/01/10           7.000%         1,324
  XL Cap Ltd SR NT                    09/15/14           5.250%            20
  XTO Energy Inc                      04/15/12           7.500%           772
  XTO Energy Inc SR NT            04/15/13-01/31/15  5.000%-6.250%      6,683

  Other Investments:
  Arab Rep Egypt GTD NT               09/15/15           4,450%         9,583
  Australia (Cmnwlth) BDS         08/15/10-02/15/17  5,250%-6.000%     19,215
  Bundesrepublik Deutschland BDS      01/04/11           5.250%         1,478
  Chile Rep Nt                        01/28/08           VAR RT           510
  Dutch Govt                          01/15/10           3.000%        36,211
  Germany (Fed Rep) BDS           07/04/13-07/04/14  3.750%-4.250%     25,772
  Germany (Fed Rep) BDS Euro0.01      01/04/13           4.500%        30,056
  Germany Fed Rep                     07/04/34           4.750%         2,839
  Germany Fed Rep BDS SER 98          07/04/08           4.125%         8,072
  Government of Canada                06/01/33           5.750%        10,137
  Illinois St Txbl                    06/01/33           5.100%         9,729
  Italy Rep Nt                    12/14/07-06/15/33  3.750%-5.375%      4,841
  Malaysia Nt                         07/15/11           7.500%           621
  New York N Y Prerefunded Tax        11/15/20           7.550%         7,079
  Norway (Kingdom of) BDS             05/15/15           5.000%        12,991
  Ontario Hydro                       01/30/08           6.100%         1,850
  Ontario Prov CDA Global NT          02/03/15           4.500%         1,716
  Prov of Manitoba                    11/20/06           4.250%         2,525
  Prov of Nova Scotia                 02/27/12           5.750%         2,274
  Prov of Ontario                     10/01/08           5.500%         3,649
  Prov of Quebec                  01/30/07-07/22/36  STEP - 7.500%     27,532
  Prov of Saskatchewan                03/15/08           7.125%         2,644
  Russian Federation BDS REG S        03/31/30            STEP          5,063
  Sales Tax Asset Receivable N Y      10/15/10           4.060%         2,297
  South Africa Rep NT             04/25/12-06/02/14  6.500%-7.375%      1,836
  Sweden (Kingdom of) BDS         12/01/15-12/01/28      3.500%         5,965
  Treasury STK GBP1                   03/07/36           4.250%         8,508
  United Mexican Sts #TR 00006        01/14/11           8.375%           684
  United Mexican Sts #TR 00013        04/08/33           7.500%        12,557
  United Mexican Sts MTN #00007       08/15/31           8.300%         2,827
  United Mexican Sts Mtn TR00009      09/24/22           8.000%         9,540
  United Mexican Sts Mtn TR00017      09/27/34           6.750%         9,527
  Wisconsin St Gen Rev Txb-Ser A  05/01/13-05/01/26  4.800%-5.700%      1,633

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------     ---------

                       FIXED INCOME FUND (continued)

  **Common/Collective Trust:
  TBC Inc. Pooled Emp Daily                              VAR RT        49,122

  Interest Bearing Cash:
  BSDT - Late Money Deposit Account                      VAR RT        21,103
  Deutsche Bank AG NY INSTL C/D       03/15/07           VAR RT         1,625
  State Street BK & TR INSTL C/D      12/11/06           VAR RT         1,572
  Non Base Currency                                                     3,249
                                                                     --------

  Total Investment Contract                                        $2,806,760
                                                                   ==========


  Total Fixed Income Fund                                          $4,761,741
                                                                   ==========










                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                      SIP MANAGED SMALLER STOCK FUND

                                 Principal
                                  Amount or                        Current
          Description            Shares/Units                       Value
          -----------            ------------                      --------
U.S. Government Securities:
  Federal Natl Mtg Assn Discount      500                          $    495
                                                                   ========
Common Stocks:
  American Safety Ins Hldgs Ltd Com     2                          $     37
  Central European Media Ent-A         10                               581
  Foster Wheeler Ltd Shares New DTC     1                                 4
  Fresh Del Monte Produce              14                               323
  Herbalife Ltd USD Com Shs            41                             1,346
  IPC Holdings Ltd Com                 15                               418
  Marvell Technology Group Ltd Shs     10                               583
  Max Re Capital Ltd Hamilton Shs      11                               280
  Platinum Underwriters Hldgs Ltd Shs  41                             1,263
  Scottish Re Group Ltd Com            12                               293
  Sina Corporation                     24                               585
  Tommy Hilfiger Corp Com              36                               583
  Tsakos Energy Navigation Ltd Shs     10                               356
  Lipman Electronic Enginerring Ltd    18                               419
  Lumenis Ltd Shs                       1                                 1
  M-System Flash Disk Pioneer          11                               353
  Kerzner Intl Ltd Com                  1                                47
  Steiner Leisure Ltd                   2                                67
  Pacific Internet Com                  1                                 1
  AAR Corp.                            15                               353
  ABM Inds Inc                          3                                54
  AGCO Corp Com                        25                               414
  AGL Res Inc                           1                                38
  AMLI Residential PPTYS TR Sh          5                               192
  AMN Healthcare Svcs Inc Com          63                             1,246
  AMR Corp Del Com                     27                               607
  ATMI Inc. Com.                        6                               160
  ATP Oil & Gas Corp Com                5                               189
  AZZ Inc Com                           1                                 6
  Abgenix Inc Com Cash Merger          19                               419
  Ablest Inc Com                        1                                 8
  Accredited Home Lenders Hldg Com     20                               989
  Activision Inc.                      55                               761
  Adams Res & Energy Inc New            1                                32
  Adesa Inc. Com.                       5                               125
  Adobe Sys Inc Del Com                10                               367
  Advisory Board Co. Com.              11                               529
  Advanced Med Optics Inc Com          12                               506
  Advanta Corp CL A                     7                               208
  Affiliated Managers Group Inc Com    10                               809
  Affymetrix Inc. OC Cap. Stk.          6                               306
  Aftermarket Technology Corp Com      24                               470
  Agrium Inc Com                        3                                68

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Air Methods Corp New                  1                                 7
  Airgas Inc.                          54                             1,783
  Airnet Sys. Inc. Com.                 3                                11
  Airtran Hldgs Inc                    44                               705
  Alaska Air Group Inc.                 6                               214
  Albany Intl Corp CL A                 1                                 4
  Alderwoods Group Inc. Com             7                               104
  Aldila Inc. Com. New                  1                                10
  Alexion Pharmaceuticals Inc          10                               209
  Alleghany Technologies Inc Com       29                             1,029
  Alliance Data Sys. Corp. Com.        12                               441
  Alliant Energy Corp. Com.            24                               666
  Allied Healthcare Prods. Inc.         1                                 3
  Allied Healthcare Intl. Inc. Com.     4                                25
  Allied Motion Tech. Inc. Com.         2                                 7
  Allscripts Healthcare Solutions
    Inc. Com.                           2                                20
  Almost Family Inc. Com.               1                                 2
  American Biltrite Inc.                1                                 8
  American Cap Strategies Ltd. Com.    14                               525
  American Greetings Corp. CL A        20                               445
  American Healthways Inc.             15                               680
  American Locker Group Inc.            1                                 3
  American Natl. Inc. Co.               3                               324
  American PAC Corp.                    2                                16
  American Retirement Corp. Com.        7                               178
  American Shared Hosp. Svcs.           2                                11
  American Software Inc.                7                                48
  American Technical Ceramics Corp      1                                 0
  Ameron International Corp.            1                                64
  Amerus Group Co. Com.                14                               807
  Ametek Inc.                           8                               336
  Amrep Corp                            1                                 9
  Anaren Inc.                           1                                 1
  Andersons Inc. Com.                   3                               129
  Anheuser Busch Cos Inc. Com.         21                               902
  Anixter Intl. Inc. Com.               2                                82
  AnnTaylor Stores Corp. Com.          13                               453
  Ansys Inc. Com.                       7                               320
  Aon Corp. Com.                       97                             3,487
  Applied Indl. Tech. Inc. Com.         7                               221
  Arch Chemical Inc. Com.              19                               581
  Arctic Cat Inc.                      38                               768
  Arkansas Best Corp Del                5                               214
  Arm Holdings PLC Sponsored ADR      135                               837
  Arris Group Inc. Com                119                             1,126

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Arrow Electrs. Inc. Com.             23                               732
  Ashfrod Hospitality TR Inc. Com Shs   9                                90
  Aspect Med Sys Inc. Com               1                                28
  Aspreva Pharmaceuticals Corp Com     27                               423
  Astec Inds. Inc.                      1                                46
  Atheros Communications Inc. Com      51                               664
  Atherogenics Inc. Com                 8                               166
  Atlantic Tele-Network Inc Com New     1                                34
  Atlantis Plastics Inc. CL A Com.      1                                 5
  Atrion Corp                           1                                 3
  Auburn Natl. Bancorp Com.             1                                27
  Autoliv Inc. Com.                    21                               977
  Avalon hldgs Corp CL A                1                                 6
  Avatar Hldgs. Inc. Com.               2                                88
  Avista Corp Com                       1                                12
  Avnet Inc. Com                       12                               288
  Axcan Pharma Inc. Com.               38                               573
  B&H Ocean Carriers Ltd Com            1                                 6
  BMC Software Inc. Com                43                               891
  BNCCORP Inc.                          1                                16
  Bairnco Corp                          1                                 1
  Baker Michael Corp.                   3                                72
  Baldwin Technology Inc. CL A          1                                 4
  Banc Corporation                     22                               252
  Bandag Inc                            1                                12
  Bank of Hawaii Corp.                  2                               119
  Banta Corp                            2                                82
  Bar HBR Bankshares                    1                                 0
  Barns Group Inc. Com.                 5                               172
  Bassett Furniture Inds. Inc.          4                                74
  Bausch & Lomb Inc. Com.              26                             1,738
  Be Aerospace Inc.                    33                               717
  Beazer Homes USA Inc.                14                             1,020
  Belden CDT Inc. Com.                 47                             1,156
  Bell Microproducts Inc. Com.         10                                80
  Benchmark Electrs Inc.               13                               427
  Berkshire Bancorp Inc Del Com New     2                                40
  Berkshire Hills Bancorp. Inc. Com.    1                                 4
  Beverly Hills Bancorp Del Com         5                                47
  Big Dog Hldgs Inc. Com.               1                                10
  Big Lots Inc. Com                    14                               169
  Biovail Corp Com                      2                                48
  Black Box Corp. Del. Com.             3                               154
  Blair Corp.                           1                                40
  Bluelinx Hldgs Inc. Com               3                                38
  Bob Evans Farms Inc.                  1                                 2

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Bon Ton Stores Inc. Com.              2                                44
  Bonso Electrs. Intl. Inc.             1                                 6
  Borg Warner Inc. Com                  6                               358
  Boston Private Finl Hldgs Inc.       14                               417
  Bottomline Technologies Del Inc Com  15                               161
  Bowne & Co Inc. Com                  79                             1,174
  Boykin Lodging Co. Com                3                                39
  Bright Horizons Family Solutions
     Inc. Com                          17                               637
  Britton & Koontz Cap. Corp. Com.      1                                 2
  Brookfield Homes Corp. Com.           1                                39
  Brooks Automation Inc. Com.          49                               619
  Brown Shoe Inc. New Com               6                               269
  Brunswick Bancorp Com.                1                                 0
  Bucyrus Intl Inc New CL A            11                               585
  Buffalo Wild Wings Inc. Com.         11                               356
  Burlington Coat Factory WHSE Corp     6                               228
  Business Objects SA Spon ADR         19                               764
  CBIZ Inc. Com                         1                                 7
  CBRL Group Inc. Com.                 15                               538
  CDI Corp. Com.                        4                               119
  C D W Corp. Com.                     21                             1,206
  CFS Bancorp Inc. Com.                 1                                 4
  CH Energy Group Inc. Com.             1                                 8
  C H Robinson Worldwide Inc. Com New  27                             1,000
  Cleco Corp New Com                    2                                42
  CPI Corp                              1                                 1
  CSS Inds Inc.                         3                                90
  CNF Inc.                             14                               810
  CNET Networks Inc. Com                1                                13
  CPAC Inc.                             3                                11
  CSP Inc.                              1                                 3
  CT Communications Inc. Com. New       6                                68
  Cadence Design Sys Inc. Com           6                                94
  Cagles Inc CL A                       1                                 4
  Calgon Carbon Corp Com               37                               211
  California First Natl Bancorp Com     3                                40
  California Wtr. Svc. Group Com.       6                               217
  Callon Pete Co. Del.                  5                                90
  Canwest Global Communications Non-Vtg 1                                 7
  Capitol Bancorp Ltd                   1                                 4
  Capital Title Group Inc. Com          5                                27
  Cardinal Finl Corp Com                1                                10
  Carmike Cinemas Inc. Com             11                               287
  Carriage Svcs. Inc. Com.              5                                28
  Carter Hldgs Inc. Com                 1                                 6

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Carver Bancorp Inc. Com.              1                                18
  Cass Information Sys. Inc. Com.       1                                 2
  Castle A M & Co                       1                                 6
  Cathay General Bancorp               11                               392
  Cato Corp CL A                       10                               208
  Cemex SA Spon. ADR New Rep Ord
    Partn CTF New                      72                             4,254
  Centene Corp Del Com                 46                             1,198
  Centracore PPTYS TR Com               4                                95
  Central Bancorp Inc Mass Com          1                                 3
  Central Garden & Pet Co. Com.         7                               308
  Central Pkg Corp                     24                               325
  Centure Finl. Corp. Com.              1                                26
  Ceres Group Inc. Com.                 6                                32
  Cerner Corp.                          4                               378
  Charlotte Russe Hldg Inc.            61                             1,267
  Charming Shoppes Inc. PA Com.        16                               213
  Chase Corp. Com.                      1                                 1
  Checkers Drive-In Restaurant Inc Com  1                                14
  Checkfree Corp. New Com.             26                             1,192
  Checkpoint Sys Inc. Com.             13                               312
  Cheesecake Factory (THE)             13                               505
  Chesapeake Utils. Corp.               1                                12
  Chicago Rivet & Mach. Co.             1                                12
  Children's PL Retail Stores Inc Com   7                               335
  Chiquita Brands Intl. Inc. Com.       1                                18
  Choicepoint Inc. Com.                 9                               405
  Chromcraft Revington Inc.             1                                 2
  Ciber Inc. Com.                      24                               161
  Cimarex Energy Co. Com               10                               445
  Citizens First Bancorp Inc. Del Com   1                                 5
  Coast Distr. Sys. Com.                2                                12
  Cobra Electrs. Corp.                  2                                32
  Cogent Inc Com                       21                               477
  Cognos Inc. Com.                     13                               451
  Cognizant Tech. Solutions CL A       18                               906
  Coherent Inc. Com.                   10                               309
  Cohu Inc.                            52                             1,192
  Coldwater Creek Inc. Com              1                                21
  Collegiate Fdg Svcs Inc. Cash Merger  3                                69
  Comfort Systems USA Inc.              1                                 3
  Comcast Corp New CL A                14                               363
  Comcast Corp New CL A SPL            76                             1,952
  Commerce Group Inc. MASS              9                               521
  Commercial Net Lease Rlty Inc Com     1                                10

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Commercial Vehicle Group Inc. Com     1                                 4
  Communications Sys Inc.               2                                27
  Community West Bancshares Com         1                                 6
  Compex Technologies Inc.              1                                 9
  Compucredit Corp Com                  7                               254
  Computer Programs & Systems Inc. Com  1                                11
  Computer Task Group Inc. Com.         1                                 4
  Compuware Corp                        1                                 1
  Concur Technologies Inc. Com         25                               316
  Conmed Corp. Com.                     6                               151
  Connetics Corp. Com.                 36                               521
  Consol. Energy Inc. Com.              3                               167
  Consumer Portfolio Svcs Inc.          1                                 1
  Continental Matls. Corp. Com.         1                                12
  Cooper Cos Inc Com New                9                               451
  Corinthian Colleges Inc. Com.        28                               333
  Corporate Executive Bd. Co. Com.     17                             1,557
  Corrections Corp Amer New Com New     1                                67
  Corus Bankshares Inc.                 8                               461
  Cost-U-Less Inc. Com.                 1                                11
  Costar Group Inc. Com.               18                               775
  Covansys Corp Com                     1                                11
  Cowlitz Bancorp Longview Wash.
    CDT-Com.                            3                                42
  Cross A T Co. CL A                    2                                 8
  Crown Holdings Inc. Com. 144 A        2                                38
  Ctrip Com Intl Ltd American Dep Shs  13                               762
  Cubist Pharmaceuticals Inc.          25                               542
  Cummins Inc. Com.                    11                               985
  Cumulus Media Inc. CL A               1                                 0
  Cutter & Buck Inc. Com.               1                                 5
  Cymer Inc. Com.                       9                               312
  D & E Communications Inc.             1                                 2
  DSP Group Inc. Com                    3                                86
  Dade Behring Hldgs. Inc. Com.        12                               500
  Dataram Corp Com Par $1               1                                 0
  Datascope Corp.                       5                               172
  Dawson Geophysical Co. Com.           1                                 1
  Deb Shops Inc.                        1                                 3
  Decorator Inds Inc. Com Par $0.20     1                                 0
  Delia*s Inc. New Com                  4                                30
  Delia*s Inc. New Rt                   1                                 0
  Dell Inc. Com                       106                             3,179
  Delphi Finl. Group Inc. CL A Com.    11                               488
  Delta & Pine Land Co                 13                               311
  Delta Apparel Inc. Com                1                                 5

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Dendrite International Inc.           7                               104
  Dennys Corp Com                      26                               104
  Digital Insight Corp Com              1                                13
  Diodes Inc.                           1                                 9
  Directtv Group Inc. Com.            181                             2,557
  Discovery Hldg Co Com Ser A          23                               342
  Disney Walt Co. Com.                108                             2,589
  Dixie Group Inc. CL A                 1                                11
  Dominos Pizza Inc Com                 2                                37
  Dress Barn Inc. Com.                  1                                21
  Dril-Quip Inc. Com.                   6                               269
  Duquesne Lt. Hldgs. Inc. Com.        26                               428
  EMAK Worldwide Inc. Com.              1                                 3
  EMS Technologies Inc. Com.            2                                34
  E-Z-EM Inc. Com. New                  4                                99
  Eagle Matls Inc. Com.                 3                               398
  Eagle Matls Inc CL B                  1                               135
  Earthlink Inc. Com.                  50                               560
  East West Bancorp Inc. Com           25                               912
  Eastern Amern Nat Gas TR              1                                23
  Eastern Co.                          12                                12
  Eastman Chem. Co. Com.                1                                 5
  Ecology & Environment Inc. CL A       1                                 1
  Edge Pete Corp Del Com                1                                11
  Edgewater Technology Inc. Com.        4                                24
  Edwards Life Sciences Corp. Com.     22                               932
  Edwards A G Inc. Com.                22                             1,022
  Elmira Svgs. Bk. FSB Elmira NY        1                                14
  Encysive Pharmaceuticals Inc. Com.   13                               107
  Endo Pharmaceuticals Hldgs Inc. Com  17                               507
  Energy Conversion Devices Inc.       31                             1,255
  Enersys Com                           1                                 1
  Enpro Inds. Inc. Com.                 1                                 4
  Entertainment PPTYS Tr Com SH Ben Int 1                                45
  E Plus Inc. Com.                      3                                48
  Equifax Inc. Com                      7                               285
  Espey Mfg. & Electrs Corp.            1                                22
  Esterline Technologies Corp.         15                               558
  Ethan Allen Interiors Inc. Com.       1                                28
  Euronet Worldwide Inc. Com.          37                             1,037
  Evans & Sutherland Computer           2                                 8
  Exponent Inc. Com.                    2                                49
  Express Scripts Inc. Com. Stk        14                             1,192
  Ezcorp Inc. CL A Non Vtg              4                                64
  FBL Fin'l Group Inc. CL A             5                               161
  FMC Technologies Inc. Com.           12                               511

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  FMS Finl Corp                         1                                 0
  FNB United Corp                       1                                 4
  FPIC Ins. Group Inc. Com.             4                               153
  FNB Corp VA Com                       1                                 6
  Famous Daves Amer. Inc. Com.          2                                23
  Fastenal Co.                         46                             1,788
  Federal Agric Mtg Corp CL C           1                                 5
  Fedex Corp. Com.                     27                             2,792
  F5 Network Inc. Com.                 30                             1,727
  Fidelity Bancorp Inc.                 1                                 0
  Finlay Enterprises Inc. Com New       2                                19
  First American Corp. Com.             6                               280
  First Citizens Bancshares Inc
    N C CL A                            3                               593
  First Defiance Finl Corp Com          1                                 1
  First Fed Bancshares Inc Del Com      1                                 7
  First Franklin Corp.                  1                                18
  First Niagara Finl Group Inc
    Com. New                            1                                 3
  First PL Finl Corp Del Com            1                                 9
  First Regl Bancorp                    1                                 7
  First Rep BK San Francisco Calif
    Com                                15                               559
  First UTD Corp                        1                                 2
  First W VA Bancorp Inc. Com           1                                 1
  Firstservice Corp Sub Vtg Sh         64                             1,650
  Firstfed Finl Corp Del Com            3                               170
  Five Star Quality Care Inc. Com       4                                29
  Fleetwood Enterprises Inc. Com.     104                             1,282
  Florida Pub Utils Co                  1                                 4
  Flowers Food Inc. Com.                4                               124
  Flowserve Corp. Com.                 22                               888
  Foodarama Supermarkets Inc.           1                                11
  Forrester Resh Inc. Com              57                             1,062
  Foster L. B. Co. CL A                 4                                67
  Foundation Coal Hldgs Inc. Com        2                                70
  Fox & Hound Restaurant Group Com      1                                 9
  Franklin Covey Co Com                 1                                 1
  Freds Inc. CL A                      20                               324
  Frequency Electrs. Inc.               1                                 3
  Fresh Brands Inc. Com                 1                                 0
  Friedman Billings Ramsey Group
    Inc. New CL A                      97                               959
  Frischs Restaurants Inc.              1                                15
  Frontier Oil Corp. Com.               6                               226
  Frozen Foods Express Inds             3                                37

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  G & K Svcs Inc. CL A                  2                                66
  G III Apparel Group Ltd.              1                                 2
  GSI Commerce Inc. Com                11                               163
  GTSI Corp. Com.                       1                                 1
  GameStop Corp. Com. CL B              3                                92
  Gartner Inc. Com                     44                               562
  Gehl Co.                              6                               151
  General Communication Inc CL A       44                               450
  General Mtrs Corp Com                83                             1,612
  Genesis Microchip Inc. Com           29                               517
  Genitope Corp. Com.                  11                                89
  Genlyte Group Inc. Com.              12                               664
  Gerber Scientific Inc. Com.           2                                17
  Giant Inds Inc.                       4                               221
  Global Inds Ltd Com                   1                                 8
  Global PMT Technologies Inc. Com      1                                 1
  Globecomm Sys Inc. Com                1                                 4
  Gold Kist Inc. Com                    1                                 3
  Golden Telecom Inc.                   1                                34
  Golf Galaxy Inc. Com                 18                               354
  Gottschalks Inc.                      1                                11
  Granite Constr. Inc. Com.            13                               474
  Grant Prideco Inc. Com.              24                             1,059
  Green Mountain Power Corp.            2                                69
  Greif Inc. CL A Com                  12                               822
  Griffon Corp. Com.                    1                                 2
  Guaranty Fed Bancshares Inc. Com      1                                 0
  Gymboree Corp Com                     1                                 5
  HCC Ins. Hldgs. Inc. Com.            31                               922
  HF Finl. Corp.                        1                                11
  HMN Finl. Inc.                        1                                 3
  HRPT PPTYS  Tr. Com. SBI             64                               668
  Habersham Bancorp Inc. Com            1                                12
  Hain Celestial Group Inc. Com         2                                44
  Hallwood Group Inc. Com. New          1                                39
  Hampshire Group Ltd.                  1                                24
  Hanover Compressor Co. Com            1                                10
  Hanover Ins Group Inc. Com            1                                 1
  Hardinge Inc.                         4                                64
  Harland John H. Co. Com.              1                                15
  Harris Corp. Del. Com.                7                               317
  Harsco Corp.                          8                               527
  Harvard Bioscience Inc. Com           1                                 1
  Hartmax Corp                          1                                 6
  Hastings Entmt. Inc. Com.             1                                 2
  Hawk Corp. CL A Com.                  3                                41

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Hayes Lemmerz Intl Inc. Com New     139                               491
  Health Net Inc. Com Stk              24                             1,220
  Heartland Finl USA Inc Com            1                                 0
  Hector Communications Corp.           2                                45
  Hercules Inc. Com.                   16                               180
  Herley Inds Inc Del                  16                               258
  Hexcel Corp New                      61                             1,101
  Hibbett Sporting Goods Inv            1                                11
  Highland Hospitality Corp Com         3                                29
  Hittite Microwave Corp Com           17                               386
  Hopfed Bancorp Inc. Com               1                                 1
  Horace Mann Educators Corp New Com   11                               217
  Horizon Health Corp. Com.             4                                96
  Hub Group Inc. CL A                   1                                57
  Hudson Highland Group Inc. Com       40                               693
  Hummingbird Ltd Com                   6                               137
  Hunt J B Trans Svcs Inc.              4                                77
  Huron Consulting Group Inc. Com      30                               713
  Huttig Bldg. Prods. Inc. Com.        26                               216
  Hypercom Corp Com                     3                                19
  Hyperion Solutions Corp Com          13                               462
  ICT Group Inc.                        1                                15
  ILX Inc. Com New                      1                                10
  ITLA Cap Corp                         1                                 5
  IXIA Com                             35                               514
  Iberiabank Corp Com                   6                               301
  Idenix Pharmaceuticals Inc. Com       9                               151
  Idexx Labs Inc. Com.                 13                               944
  Ikon Office Solutions Inc. Com.       7                                73
  Imation Corp Com                     11                               529
  Independence Hldg. Co. New Com.       3                                59
  Industrial Distr. Group Inc. Com.     4                                30
  Infinity PPTY & Cas Corp Com         13                               495
  Inforte Corp Com                      1                                 0
  Inhibitex Inc. Com                   28                               232
  Insight Enterprises Inc. Com.         1                                21
  Input/Output Inc Com                177                             1,242
  Integra Lifesciences Hldg. Corp.     30                             1,079
  Integra BK Corp Com                   1                                11
  Interline Brands Inc. Com             4                                92
  International Alum Corp.              2                                72
  Internet Sec. Sys. Inc. Com          14                               285
  Intersil Corp CL A                   39                               966
  Intertape Polymer Group Inc.        148                             1,329
  Intervest Banshares Corp. CL A        2                                50

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Interoil Corp. Com.                  33                               875
  Intralase Corp. Com                  43                               764
  Intrado Inc. Com Cash Merger          3                                62
  Investment Tech Grp Com New          17                               606
  Investors Title Co                    1                                 8
  Invitrogen Corp Com                   1                                10
  Ipsco Inc.                           13                             1,120
  Iridex Corp                           1                                 3
  Isramco Inc. Com. New                 1                                 6
  IXYS Corp. Del. Com.                  2                                28
  J & J Snack Foods Corp.               9                               511
  J Alexander Corp. Com.                1                                 7
  JLG Inds Inc Com                      1                                41
  J2 Global Communications Inc Com
    New                                18                               785
  Jabil Circuit Inc. Com.              34                             1,268
  Jakks Pac Inc.                        8                               176
  Jarden Corp Com                      26                               779
  Joy Global Inc. Com                  36                             1,452
  K Tron Intl. Inc. Com.                1                                 7
  Kansas City Life Ins Co               1                                 3
  Kelly Svcs. Inc. CL A                 8                               220
  Kendle Intl Inc.                      4                               113
  Kennametal Inc. Com.                  4                               199
  Keryx Biopharmaceuticals Inc. Com.   12                               170
  Kewaunee Scientific Corp.             1                                 6
  Keytronic Corp                        1                                 2
  Keynote Sys Inc. Com                  1                                 2
  Keystone Automotive Inds Inc.         3                               101
  Kforce Inc. Com.                     58                               651
  Kindred Healthcare Inc. Com.          1                                33
  Kinetic Concepts Inc. Com. New        9                               367
  Kirby Corp Com                        2                                99
  Knight Ridder Inc                    33                             2,089
  Knight Transn Inc. Com               55                             1,136
  Koninklijke Philips Electrs NV      117                             3,639
  Kopin Corp                            1                                 3
  Kyphon Inc. Com.                     38                             1,543
  LKQ Corp. Com.                        5                               177
  LSI Inds Inc. Ohio Com                3                                49
  LSI Logic Corp Com                    3                                23
  LTC PPTYS Inc. Com.                   7                               148
  Labor Ready Inc.                     35                               739
  Ladish Inc. Com. New                  1                                 4
  Lamson & Sessions Co.                 3                                68
  Landstar Sys Inc. Com                14                               580

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Laureate Ed. Inc. Com.               19                               983
  Lawson Software Com                  91                               669
  Layne Christensen Company             1                                28
  Lazare Kaplan Intl Inc.               3                                21
  Lennox Int'l. Inc. Com.              80                             2,253
  Lenox Group Inc. Com                  4                                56
  Lesco Inc. Ohio                       1                                 8
  Liberty Media Corp New Com Ser A    278                             2,188
  Life Time Fitness Inc. Com           13                               495
  Lightbridge Inc.                      7                                62
  Lions Gate Entmt Corp Com New        64                               490
  Lithia Mtrs Inc. CL A                 4                               126
  Lodgian Inc. Com                      7                                73
  Lone Star Steakhouse Saloon           3                                61
  Lone Star Technologies Inc.          10                               517
  Longs Drug Stores Corp Com           13                               459
  Lufkin Inds. Inc. Com.                9                               459
  Lydall Inc.                           1                                 3
  Lyondell Chemical Co Com             41                               969
  MAF Bancorp Inc.                     12                               499
  M D C Hldgs. Inc.                     7                               438
  MDU Resources Group Inc.              1                                 7
  MEMC Electronics Materials           35                               782
  MGP Ingredienta Inc. Com.             1                                 1
  MPS Group Inc.                       41                               560
  MSC Indl Direct Inc CL A              9                               378
  MTS Sys. Corp.                        1                                17
  Mac Gray Corp. Com.                   3                                30
  Macquarie Infrastructure Co Tr
    Sh Ben Int                          5                               154
  Maine & Maritimes Corp Com            1                                 0
  Mair Hldgs. Inc. Com.                 1                                 0
  Manatron Inc.                         1                                12
  Manhattan Assocs Inc. Com            18                               375
  Manitowac Inc. Com                    1                                35
  Manor Care Inc. New Com               7                               262
  Manpower Inc. Wis                     4                               204
  Mantech International Corp CL A Com   6                               154
  Mapinfo Corp                          3                                38
  Maritrans Inc.                        3                                74
  Marten Trans. LTD Com.               57                             1,038
  Martin Marietta Matls. Inc. Com.     20                             1,534
  Massbank Corp Reading Mass Com        2                                51
  Mastec Inc.                         111                             1,159
  Material Sciences Corp.               1                                 3

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Matria Healthcare Inc. Com New       15                               579
  Matrixx Initiatives Inc. Com          1                                22
  Max & Ermas Restaurants Inc.          1                                 9
  Maximus Inc. Com                      3                               121
  MCG Capital Corp. Com.               10                               147
  Mcrae Inds. Inc. CL A                 1                                 9
  Meadow VY Corp                        1                                 2
  Meadowbrook Ins. Group Inc.           3                                19
  Medcath Corp. Com.                    2                                43
  Medtox Scientific Inc. Com New        1                                 0
  Mens Warehouse Inc. Com               1                                 6
  Merge Technologies Inc. Com          38                               943
  Meritage Homes Corp Com               2                               145
  Merrimac Industries Inc.              1                                12
  Mesa Air Group Inc.                  38                               396
  Mesa Labs Inc.                        2                                30
  Metal Mgmt. Inc. Com. New             8                               184
  Methode Electrs Inc. Com             29                               294
  Micros Sys Inc. Com                   1                                23
  Microchip Technology Inc. Com.       36                             1,150
  Microsemi Corp.                       3                                89
  Midland Co.                           1                                 4
  Midwestone Finl. Grp. Inc. Com.       1                                 7
  Herman Miller Inc. Com.              31                               888
  Misonix Inc. Com.                     1                                 2
  Mission West PPTYS. Inc. Md. Com.     4                                37
  MITY Enterprises Inc.                 1                                 0
  Mobility Electronics Inc. Com        34                               330
  Mod Pac Corp Com                      1                                 0
  Modine MFG Co.                       18                               600
  Moldflow Corp. Com.                   4                                49
  Molecular Devices Corp                1                                 9
  Monmouth Real Estate Invt Corp
    Co CL A                             2                                20
  Monro Muffler Brake Inc.              5                               143
  Monster Worldwide Inc. Com.          18                               738
  Movado Group Inc. Com.               10                               172
  Movie Gallery Inc. Com                1                                 1
  NCO Group Inc.                       16                               279
  NS Group Inc.                         7                               287
  NII Hldgs. Inc. CL B New             22                               980
  NN Inc. Com.                          1                                 3
  NWH Inc. Com.                         1                                16
  NYMAGIC Inc.                          1                                30
  Nacco Inds Inc. CL A                  1                                82
  Nashua Corp                           1                                 6

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  NATCO Group Inc. CL A                 2                                47
  Nathans Famous Inc. New               1                                 2
  National Beverage Corp. Com.          3                                27
  National Dentex Corp. Com.            2                                37
  National Health Rlty. Inc. Com        3                                50
  National Home Health Care Corp        1                                 4
  National Finl Partners Corp Com      16                               847
  National Health Invs Inc. Com         2                                56
  National Home Health Care Corp        4                                35
  National Intst Corp Com              32                               610
  National-Oilwell Varco Inc.           3                               219
  National Presto Inds Inc.             1                                33
  National Tech Sys. Inc. Calif.        1                                 2
  National Westn. Life Ins. Co.         1                               228
  Natural Alternatives Intl Inc. New    1                                 0
  Natures Sunshine Prods. Inc.          4                                61
  Navteq Corp Com                      15                               645
  Neenah Paper Inc. Com                15                               420
  Nektar Therapeutics Com.              8                               137
  Nelson Thomas Inc.                    1                                11
  Netflix Com. Inc. Com.                1                                 5
  Netmanage Inc. Com.                   3                                18
  Netlogic Microsystems Inc. Com        1                                 7
  Neurocrine Biosciences Inc. Com       5                               320
  Neurometrix Inc. Com                 10                               265
  New Jersey Res Corp                  12                               507
  New Plan Excel Rlty TR Inc. Com       4                               102
  Newpark Res Inc. Par $0.01 New      115                               881
  Nitromed Inc. Com                    24                               329
  Noble Energy Inc. Com                 3                               140
  North Cent Bancshares Inc.            1                                15
  Northway Finl. Inc. Com.              1                                 3
  Northwest Pipe Co. Com.               2                                64
  Nuance Communications Inc. Com       85                               647
  Nuvasive Inc. Com                    24                               442
  Nuvelo Inc. Com New                  13                               103
  O Charleys Inc.                      12                               194
  O I Corp. Com.                        2                                27
  OYO Geospace Com.                     1                                26
  Oceaneering Intl. Inc. Com.          14                               682
  Oceanfirst Finl Corp                  1                                 2
  Odyssey Re Hldgs Corp Com             1                                 6
  Offshore Logistics Inc. Com           1                                39
  Ohio Cas. Corp.                       1                                17
  Oil DRI Corp Amer                     2                                30
  Oil Sts. Intl. Inc. Com.             24                               759

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Old Dominion Fght Lines Inc.          1                                11
  Old Rep Intl Corp Com                 1                                24
  1-800 Contacts Inc. Com               1                                11
  On Semiconductor Corp Com            49                               271
  One Liberty PPTYS Inc.                2                                34
  1-800 Flowers Com. Inc. CL A Com.     9                                60
  Onyx Pharmaceuticals Inc.            55                             1,580
  Openwave Sys Inc. Com                29                               512
  Opinion Resh Corp.                    3                                20
  Optical Cable Corp Com New            1                                 1
  Opsware Inc. Com.                    70                               472
  Option Care Inc.                     24                               327
  O'Reilly Automotive Inc.             48                             1,542
  Oriental Finl Group Inc. Com         73                               897
  Oshkosh Truck Corp CL B              10                               447
  Outlook Group Corp                    2                                27
  P & F Inds. Inc. CL A New             2                                24
  PC-TEL Inc. Com                       1                                10
  PDF Solutions Inc. Com               52                               841
  PFF Bancorp Inc. Com.                 4                               125
  PF Changs China Bistro Inc. Com       9                               467
  Pico Hldgs Inc. Com New               2                                58
  PLX Technology Inc. Com.             31                               270
  PRA Intl Com                          2                                45
  PS Business Pks Inc. Calif Com        1                                61
  PSB Bancorp Inc. Com.                 1                                 9
  Pacific Sunwear Calif Inc. Com        3                                78
  Pan Pac Retail PPTYS Inc. Com         5                               321
  Papa Johns Intl Inc. Com              1                                18
  Par Pharmaceutical Cos Inc. Com       9                               295
  Parker Drilling Co Com              114                             1,236
  Parlux Fragrances Inc.                3                                79
  Pediatric Svcs of Amer Inc. Com       1                                 4
  Pediatrix Med Group Com               2                               210
  Pegasus Solutions Inc. Com.           1                                 3
  Penford Corp                          2                                29
  Penn VA Corp.                         2                                92
  Pentair Inc. Com.                    31                             1,075
  Peoples Banctrust Inc. Com.           2                                41
  Pepco Hldgs Inc. Com                  3                                72
  Pepsiamericas Inc. Com               15                               345
  Perceptron Inc. Com.                  2                                12
  Performance Food Group Co.           12                               357
  Perot Sys. Corp. CDT CL A            28                               402
  Pervasive Software Inc.               1                                 1
  Pharmaceutical Prod. Dev. Inc.        6                               352

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Philadelphia Cons Hldg Corp Co        1                                97
  Phillips Van Heusen Corp. Com.        8                               266
  Phoenix Technology Ltd. Com.          1                                 2
  Photronics Inc. Com                  11                               171
  Pinnacle West Cap. Corp. Com.        11                               463
  Piper Jaffray Cos Com                 1                                 8
  Plains Exploration & Prodtn Co.      12                               473
  Pocahontas Bancorp Inc. Com.          1                                 1
  Pogo Producing Co Com                 6                               289
  Polo Ralph Lauren Corp. CL A         15                               831
  Polymedica Corp                       1                                10
  Pomeroy IT Solutions Inc.             5                                38
  Presidential Life Corp Com            1                                18
  Presidential Rlty. Corp. CL B New     1                                 4
  Pride Int'l. Inc. Com.               25                               776
  Princeton Natl Bancorp Inc.           1                                 0
  Printronix Inc. Com.                  4                                57
  Progress Software Corp                1                                32
  Prosperity Bancshares Inc. Com       15                               425
  Provident Finl Hldgs Inc. Com         4                                97
  Q E P Inc. Com.                       1                                12
  Quality Sys Inc.                      2                               153
  Quest Software Inc. Com.             10                               150
  Quicksilver Res. Inc. Com.           43                             1,811
  R & B Inc.                            8                                74
  RCM Technologies Inc. Com. New        1                                 3
  RC2 Corp Com                         10                               373
  RGC Res Inc. Com                      1                                35
  RPM International Inc.               25                               427
  RTI Intl. Metals Inc. Com.            1                                30
  RTW Inc. Com New                      1                                 1
  Rackable Sys Inc. Com                15                               424
  Radian Group Inc.                     5                               277
  Radiant Sys Inc. Com                  8                               102
  Radiation Therapy Svcs Inc. Com      13                               449
  Radio One Inc. CL D Non-Vtg          26                               267
  Range Res. Corp. Com.                22                               585
  Rare Hospitality Intl Inc. Com        4                               122
  Raymond James Finl Inc. Com           1                                37
  Readers Digest Assn Inc. Com          1                                 1
  Real Networks Inc. Com              101                               780
  Red Hat Inc. Com.                    14                               381
  Regal Beloit Corp.                    8                               295
  Regent Commns Inc. Del Com            1                                 2
  Rehabcare Group Inc. Com.            16                               324
  Reinsurance Group Amer Inc. Com       9                               411

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Renasant Corp Com                     1                                 1
  Rent Way Inc. Com.                   49                               311
  Republic Awys Hldgs Inc. Com          2                                33
  Republic Bancorp In. Cky. CDT CL A    1                                11
  Res Care Inc. Com                     1                                 3
  Resmed Inc.                          39                             1,495
  Resources Connection Inc. Com.       23                               600
  Respironics Inc. Com.                 1                                15
  Revlon Inc. CL A                    271                               840
  Rex Stores Corp                       2                                26
  Roberts Realty Invs Inc. Com          1                                 0
  Robbins & Myers Inc. Com.             4                                79
  Roper Inds Inc. New Com               8                               320
  Rowan Cos. Inc. Com.                  8                               281
  Rush Enterprises Inc. CL A            1                                 1
  Rush Enterprises Inc. CL B            4                                60
  Ryerson Tull Inc. Com                 7                               180
  Ryland Group Inc.                     2                               115
  SBA Communications Corp. Com.        66                             1,175
  SEI Investment Co. Com.              11                               400
  SJW Corp.                             2                               106
  SL Green Realty Corp.                12                               901
  SL Inds. Inc.                         1                                 5
  SPSS Inc.                             4                               127
  SSA Global Technologies Inc. Com      3                                60
  SWS Group Inc. Com.                   5                               107
  Sabre Group Hldgs Inc. CL A           1                                14
  Safenet Inc. Com.                     8                               253
  Safety Ins. Group Inc. Com            3                               129
  Saga Communications Inc. CL A        15                               163
  St. Mary LD & Expl Co.                1                                11
  Salesforce Com. Inc. Com.            10                               333
  Salix Pharmaceuticals Inc. Com       28                               489
  Sands Regent                          1                                 3
  Scansource Inc. Com.                 14                               785
  Schiff Nutrition Intl Inc. Com        6                                29
  Schnitzer Stl. Inds. Inc. CL A        4                               115
  Scholastic Corp. Com.                 2                                60
  Schulman A Inc. Com.                  9                               200
  Schweitzer Mauduit Intl Inc. Com     30                               756
  Seaboard Corp. Del.                   1                               302
  Security Natl Finl Corp CL A New      1                                 3
  Selective Ins. Group Inc. Com.       10                               547
  Semitool Inc.                         2                                20
  Sequa Corp. CL A                      1                                28
  Shaw Group Inc. Com                   2                                50

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Shuffle Master Inc.                  22                               549
  Sierra Health Svcs Inc. Com           4                               344
  Signature Bk. New York NY Com.       21                               595
  Silicon Laboratories Inc. OC Com.    12                               447
  Simmons 1st Natl Corp CLA $5 Par      4                               119
  Sirf Technology Hldgs Inc.           11                               337
  Skechers U S A Inc. CL A Com         74                             1,126
  Skywest Inc. Com                      7                               169
  Smart & Final Inc.                   33                               422
  Smith Intl. Inc. Com.                33                             1,234
  Sonicwall Inc. Com                   14                               115
  Source Interlink Companies Delaware  11                               120
  Sourcecorp Com                        1                                22
  South Jersey Ind                     12                               344
  Southern Copper Corp Del Com          7                               489
  Southern Mo Bancorp Inc. Com          1                                17
  Southwest Water Co.                   1                                18
  Southwestern Energy Co. Com           1                                32
  Span Amer. Med. Sys. Inc.             1                                13
  Sparton Stores Inc. Co.               7                                77
  Sparton Corp                          1                                 7
  Spectrum Ctl Inc.                     1                                 7
  Sport Chalet Inc. CL A                5                                39
  Sport Chalet Inc. CL B                1                                 6
  Sports Auth. Inc. New Com.            9                               293
  Sprint Nextel Corp Com Ser 1         73                             1,705
  Stage Stores Inc. Com. New           12                               344
  Stancorp Finl. Group Inc. Com.       17                               874
  Standard Microsystems Corp            3                                95
  Standex Intl. Corp. Com.              5                               130
  Star Buffet Inc. Com                  1                                 6
  Starrett L S Co CL A                  1                                 5
  Steak N Shake Co Com                  1                                 0
  Steelcase Inc. CL A                  12                               183
  Stein Mart Inc. Com.                  9                               160
  Stellent Inc.                         2                                19
  Stepan Chem. Co. Com.                 1                                30
  Steris Corp. Com.                     4                               105
  Stewart Enterprises Inc. CL A        13                                71
  Stewart Information Svcs Corp        10                               511
  Stone Energy Corp Com                 6                               284
  Strategic Hotels & Resorts Inc. Com  13                               269
  Stratos International Inc. Com New    3                                18
  Strayer Ed. Inc.                      2                               227
  Stride Rite Corp. Com.                9                               128
  Sunstone Hotel Invs Inc. New Com     11                               291

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Superior Essex Inc.                   2                                40
  Superior Energy Services Inc.        11                               229
  Supertex Inc. Com                     1                                60
  Supreme Inds. Inc. CL A               1                                11
  Swift Transn Inc. Com                 1                                21
  Sybase Inc. Com                      26                               578
  Sybron Dental Specialties Inc. Com    9                               362
  Sykes Enterprises Inc. Com.          10                               132
  Symmetricom Inc.                      1                                 5
  Syniverse Hldgs Inc. Com              4                                86
  Sypris Solutions Inc. Com.            3                                27
  Systemax Inc. Com.                    3                                21
  TD Banknorth Inc. Com                 5                               151
  TESSCO Technologies Inc. Com.         1                                19
  THQ Inc.                             15                               353
  TRW Automotive Hldgs. Corp. Com.     15                               384
  TSR Inc. Com                          2                                 8
  Tasty Baking Co.                      1                                 1
  Team Finl. Inc. Com.                  1                                 1
  Techteam Global Inc. Com.             3                                31
  Technical Olympic USA Inc. Com.       3                                59
  Tecumseh Prods. Co. CL B Com.         1                                 0
  Teledyne Technologies Inc. Com.      22                               631
  Teleflex Inc. Com.                    6                               398
  Telephone & Data Sys. Inc. Com.      55                             1,995
  Telephone & Data Sys Inc. SPL Com    38                             1,329
  Telik Inc. Com.                      49                               827
  Teletech Hldgs Inc.                   1                                14
  Terrex Corp New                      10                               606
  Terra Inds. Inc.                     11                                62
  Tesoro Corp                          10                               641
  Tetra Technologies Inc. Del. Com.     5                               139
  Thomas & Betts Corp Com               4                               156
  Thor Inds Inc. Com                   15                               606
  Thoratec Corp Com New                 1                                25
  Threshold Pharmaceuticals Inc. Com   11                               160
  Tidewater Inc. Com.                   9                               401
  Tier Technologies Inc. CL B           1                                 7
  Timco Aviation Svcs. Inc.             1                                 0
  Timco Aviation Svcs Inc. Com New      1                                 0
  Timken Co.                           18                               567
  Todco CL A                            4                               166
  Tower Group Inc.                     16                               354
  Tractor Supply Co.                   14                               725
  Traffix Inc. Com                      1                                 0
  Trans World Entmt. Corp.              1                                 9

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Transmontaigne Inc. Com               1                                 6
  Tredegar Corp Com                    24                               305
  Trex Inc. Com                        39                             1,083
  Trident Microsystems Inc. Com        16                               294
  Triumph Group Inc. Com New            1                                18
  Trizec Properties Inc. Com.          38                               866
  Trizetto Group Inc.                   5                                85
  Tripos Inc.                           1                                 0
  Trump Entmt Resorts Inc. Com          1                                13
  Tufco Technologies Inc.               1                                 6
  Twin Disc Inc. Com                    1                                 6
  Tyler Technologies Inc.               1                                 4
  UCBH Hldgs Inc. Com                  28                               494
  UIL Hldg. Corp. Com                   2                               102
  UMB Finl. Corp.                       5                               331
  USA Truck Inc.                       15                               434
  URS Corp New                          2                                71
  Usana Health Sciences Inc.           19                               733
  USI Hldgs Corp Com                    4                                54
  UAP Hldg Corp                         1                                16
  Ulticom Inc.Com                       1                                 5
  Ultimate Software Group Inc. Com.    64                             1,212
  Ultra Pete Corp.                      3                               167
  Unico Amern Corp                      1                                14
  Unifirst Corp                        10                               311
  United Amer Indty Ltd CL A            1                                 1
  United Bancshares Inc. Ohio Com       1                                 0
  United Cmnty Finl Corp OH Com         1                                 7
  United Cap. Corp.                     2                                45
  United Fire & Casualty                7                               291
  United Panam Finl Corp Com           11                               298
  United Retail Group Inc.              1                                 8
  United Sec Bancshares CDT Shs         2                                 2
  United States Cellular Corp.          5                               232
  United Therapeutics Corp Del Com      4                               262
  Universal Compression Hldgs Inc
    Com                                 1                                37
  Universal Electrs Inc.                2                                40
  Universal Fst Prods Inc.              8                               425
  Universal Stainless & Alloy           1                                 4
  Unova Inc. Com                       14                               475
  Urban Outfitters Inc. Com             5                               139
  Vail Resorts Inc. Com                30                               981
  Valeant Pharmaceuticals Intl. Com.   37                               668
  Valley Natl. Gas Inc. PA Com          3                                57
  Valor Communications Group Inc. Com  10                               120

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Valueclick Inc. Com                  62                             1,127
  Varian Semiconductor Equipment
    Assocs Inc.                         6                               268
  Vasco Data Sec Intl Inc. Com          1                                 4
  Vectren Corp Com                     24                               653
  Veeco Instrs. Inc. Del. Com.         33                               569
  Ventana Med. Sys. Inc. Com.           6                               254
  Veritas DGC Inc. Com.                17                               593
  Vertrue Inc. Com.                     1                                22
  Viad Corp Com New                    39                             1,132
  Viasys Healthcare Inc. Com           90                             2,313
  Vicon Inds. Inc.                      1                                 1
  Vignette Corp Com New                29                               476
  Village Super Mkt. Inc. CL A New      1                                54
  Vivendi Universal Spons ADR New      71                             2,245
  Volterra Semiconductor Corp Com      58                               870
  W & T Offshore Inc. Com               4                               127
  WCI Cmntys Inc. Com                   2                                51
  WH Energy Svcs. Inc. Com.             7                               241
  Wainwright Bk. & TR Co. Boston Mass   5                                51
  Walter Inds Inc. Com                  4                               199
  Washington Bkg Co Oak HBR Wash Com    1                                22
  Washington Group Intl Inc. Com New   10                               546
  Washington Svgs Bk FSB Waldorf MD     1                                 4
  Waste Industries USA Inc. Com         1                                13
  Waste Mgmt. Inc. Del. Com.           87                             2,640
  Water Pik Technologies Inc. Com.      2                                47
  Watsco Inc. CL B Conv.                1                                 6
  Watts Water Technologies Inc. CL A   11                               336
  Webex Commns Inc. Com.               23                               506
  Websense Inc. Com                     7                               453
  Weis Mkts. Inc.                       1                                22
  Weerner Enterprises Inc. Com          3                                50
  Wesco Intl Inc. Com                  11                               458
  West Corp Com                         4                               152
  Westar Energy Inc. Com               31                               671
  Western Digital Corp Del Com          1                                15
  Westlake Chem Corp Com                1                                35
  Whiting Pete Corp New Com            12                               483
  Whole Foods Mkt. Inc.                11                               847
  Willis Lease Fin. Corp.               3                                28
  Windrose Medical PPTYS TR Com         1                                 7
  Winnebago Inds Inc.                   7                               226
  Witness Sys. Inc.                    19                               366
  World Wrestling Entertainment Inc.
    CL A                                2                                32

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Wynn Resorts Ltd Com                  8                               439
  Yum Brands Inc. Com                  52                             2,438
  Zale Corp. New Com                   17                               420
  Zapata Corp Com                       1                                 3
  Zebra Technologies Corp CL A         12                               535
  Zenith Natl Ins. Corp                 3                               145
  Zevex Intl Inc. Com Par $0.04         1                                 2
  Zoll Med Corp                        11                               275
                                                                  ---------
  Total Common Stock                                              $ 295,728
                                                                  =========
Other Investments
  Midcap 400 Index Future (CME)         1                         $       0
                                                                  =========

**Common/Collective Trusts
  TBC Inc. Pooled Emp Daily Fund   13,012                         $  13,012
                                                                  =========

TOTAL SIP MANAGED SMALLER STOCK
FUND                                                              $ 309,235
                                                                  =========







                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
LEHMAN BROTHERS AGGREGATE BOND
INDEX FUND - Common/Collective
Trust

Daily Bond Market Fund Series A       898                          $ 21,616
                                                                   ========


S&P 500 LARGE STOCK INDEX
FUND - Common/Collective Trust

State Street S&P 500 Flagship
  Fund Series A                     1,066                          $247,535
                                                                   ========


RUSSELL 2000 FUND - Common/
Collective Trust

Russell 2000 Fund Series A          2,698                          $ 58,503
                                                                   ========


SIP MANAGED INTERNATIONAL
STOCK FUND - Common/Collective
Trust

Daily EAFE Fund Series T              916                          $ 15,369
Daily Emerging Mkts. Series T         143                             2,289
                                                                   --------
     Total                                                         $ 17,658
                                                                   ========


KODAK STOCK FUND - Common Stock

**Eastman Kodak Company
Common Stock                        2,992                          $ 70,002

**Common/Collective Trust
TBC Inc. Pooled Emp Daily Var RT    3,791                             3,791
                                                                   --------
     Total                                                         $ 73,793
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
PIMCO TOTAL RETURN FUND - Mutual
Fund

PIMCO Total Return Fd. - Inst.      2,361                          $ 24,793
                                                                   ========


FIDELITY PURITAN FUND - Mutual
Fund

Fidelity Puritan Tr
  Puritan Fund                      3,241                          $ 60,698
                                                                   ========


**T. ROWE PRICE EQUITY INCOME
FUND - Mutual Fund

T. Rowe Price Equity
  Income Fund                       3,052                          $ 79,115
                                                                   ========


FIDELITY GROWTH AND INCOME FUND
 - Mutual Fund

Fidelity Securities Fund
  Growth & Income Portfolio         1,394                          $ 47,969
                                                                   ========


**T. ROWE PRICE SMALL-CAP VALUE
FUND - Mutual Fund

T. Rowe Price Small Cap. Value
  Fund Inc. Cap. Stk.               3,633                          $134,078
                                                                   ========


SKYLINE SPECIAL EQUITY FUND -
Mutual Fund

Skyline Fund Special
  Equities Portfolio                1,827                          $ 46,473
                                                                   ========


                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
COHEN & STEERS REALTY FUND -
Mutual Fund

Cohen & Steers Realty
  Shares Fund Com.                  1,194                          $ 86,646
                                                                   ========


FIRST EAGLE FUND OF AMERICA -
Mutual Fund

First Eagle Funds Inc.
  First Eagle Fd. Amer. CL Y        1,696                          $ 43,161
                                                                   ========


**T. ROWE PRICE BLUE CHIP GROWTH
FUND - Mutual Fund

T. Rowe Price Blue Chip Growth
  Fund Inc. Com.                    1,503                          $ 49,131
                                                                   ========


**T. ROWE PRICE NEW ERA FUND -
Mutual Fund

T. Rowe Price New Era Fund Inc.
  Com.                              2,084                          $ 85,658
                                                                   ========


**T. ROWE PRICE SCIENCE &
TECHNOLOGY FUND - Mutual Fund

T. Rowe Price Science & Tech.
  Fund Inc. Cap. Stk.               3,551                          $ 69,494
                                                                   ========


MORGAN STANLEY INSTITUTIONAL
INT'L EQUITY FUND - Mutual Fund

Morgan Stanley Institutional Fund
  Inc. Intl. Equity Portfolio
  CL A                              3,344                          $ 67,949
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
NON-US INTERNATIONAL STOCK
FUND - Common/Collective Trust

Aim Int'l. CL C Fund                2,013                          $ 38,843
                                                                   ========


ARTISAN INTERNATIONAL FUND -
Mutual Fund

Artisan Funds Inc International
  Fund                                844                          $ 21,371
                                                                   ========


TEMPLETON DEVELOPING MARKETS
FUND - Mutual Fund

Templeton Developing Mkts. Tr
  SH Ben Int CL I                   2,216                          $ 51,907
                                                                   ========


TURNER MIDCAP GROWTH EQUITY
FUND - Mutual Fund

Turner Funds Midcap Fund Instl
  CL                                  904                          $ 24,747
                                                                   ========


PIMCO OPPORTUNITY FUND - Mutual
Fund

Pimco Funds Multi Manager
  Opportunity Fund Instl. CL          410                          $  8,353
                                                                   ========


BATTERYMARCH SMALL CAP EQUITY
FUND - Mutual Fund

Lm Instl Fund Adv II Inc
  Batterymarch US Sm Cap Equity       255                          $  2,796
                                                                   ========

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
MFS INTERNATIONAL NEW DISCOVERY
FUND - Mutual Fund

MFS Ser Tr V Intl. New
  Discovery Fund CL 1               2,079                          $ 50,407
                                                                   ========


AMERICAN CENTURY EMERGING
MARKETS FUND - Mutual Fund

American Century World Mutual
  Funds Inc. Emerging Mkts. Instl.  4,976                          $ 37,571
                                                                   ========


SALOMON INSTITUTIONAL HIGH YIELD
BOND FUND - Mutual Fund

Salomon Brothers Institutional
  Series Funds Inc High Yield
  RD FD                             1,517                          $ 10,330
                                                                   ========


**T. ROWE PRICE RETIREMENT FUND
- Mutual Fund

T. Rowe Price Retirement Funds
  Inc Income Fund                   1,136                          $ 14,160
                                                                   ========


**T. ROWE PRICE RETIREMENT 2010
FUND - Mutual Fund

T. Rowe Price Retirement Funds
  Inc 2010 Fund                     2,860                          $ 41,671
                                                                   ========


**T. ROWE PRICE RETIREMENT 2020
FUND - Mutual Fund

T. Rowe Price Retirement Funds
  Inc 2020 Fund                     4,079                          $ 63,756
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------                                    --
**T. ROWE PRICE RETIREMENT 2030
FUND - Mutual Fund

T. Rowe Price Retirement Funds
  Inc 2030 Fund                     2,072                          $ 34,168
                                                                   ========


**T. ROWE PRICE RETIREMENT 2040
FUND - Mutual Fund

T. Rowe Price Retirement Funds
  Inc 2040 Fund                       772                          $ 12,792
                                                                   ========


AMERICAN FUNDS GROWTH FUND OF
AMERICA FUND - Mutual Fund

Growth Fund America Inc CL R-5      1,086                          $ 33,516
                                                                   ========


HOTCHKIS AND WILEY MID-CAP VALUE
FUND - Mutual Fund

Hotchkis & Wiley Funds Mid Cap
  Value Fund CL I                   2,136                          $ 60,244
                                                                   ========


**Common/Collective Trusts
  TBC Inc. Pooled Emp Daily Fund      866                          $    866
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2005
                              (in thousands)
                                     Maturity          Interest     Current
          Description                  Date              Rate        Value
          -----------                --------          --------    --------

PARTICIPANT LOANS

**Participant Loans                  2005-2010        4.00%-9.5%   $ 45,647
                                                                   ========


          Total Plan Investments                                 $6,838,391
                                                                 ==========

                           **Parties-in-interest

                                 SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Eastman Kodak Employees'
                                        Savings and Investment Plan


                                        By:  /s/ Robert H. Brust

                                             Robert H. Brust

Date:  June 7, 2006